IRSA Propiedades Comerciales S.A.

Unaudited condensed interim consolidated financial statements for the three-month period ended September 30, 2018, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 129, beginning July 1, 2018.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: approved by the ordinary and extraordinary general shareholders’ meeting held on October 31, 2017, registered with the Supervisory Board of Companies on Febrary 5, 2018, under N° 2310 of Book 88, Vol. - Corporations.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 108,801,770 common shares.

Voting stock (direct and indirect equity interest): 86.34%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
			(in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2018 and June 30, 2018
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	06.30.18
ASSETS
Non-current assets
Investment properties	8	66,867,619	54,054,811
Property, plant and equipment	9	119,395	109,437
Trading properties	10	61,350	61,362
Intangible assets	11	228,270	213,051
Investments in associates and joint ventures	7	1,955,811	1,433,522
Deferred income tax assets	18	46,153	60,734
Income tax and minimum presumed income tax credits		156,150	156,152
Trade and other receivables	13	1,125,625	955,509
Investments in financial assets	12	35,297	29,139
Total non-current assets		70,595,670	57,073,717
Current Assets
Trading properties	10	206	206
Inventories		26,219	24,882
Income tax and minimum presumed income tax credits		54,129	43,269
Trade and other receivables	13	2,030,001	1,766,075
Investments in financial assets	12	5,383,828	5,145,463
Derivative financial instruments	12	9,721	47,360
Cash and cash equivalents	12	5,772,701	3,643,131
Total current assets		13,276,805	10,670,386
TOTAL ASSETS		83,872,475	67,744,103
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		43,633,486	36,565,015
Non-controlling interest		2,106,271	1,397,872
TOTAL SHAREHOLDERS’ EQUITY		45,739,757	37,962,887
LIABILITIES
Non-current liabilities
Trade and other payables	15	573,536	483,908
Income tax and minimum presumed income tax credits liabilities		10,216	-
Derivative financial instruments	12	26,991	-
Borrowings	16	21,978,302	15,362,726
Deferred income tax liabilities	18	13,369,474	11,425,496
Provisions	17	23,577	12,258
Total non-current liabilities		35,982,096	27,284,388
Current liabilities
Trade and other payables	15	1,860,069	1,870,552
Income tax and minimum presumed income tax credits liabilities		26,669	46,061
Payroll and social security liabilities		90,577	184,196
Borrowings	16	115,748	305,481
Derivative financial instruments	12	16,609	46,711
Provisions	17	40,950	43,827
Total current liabilities		2,150,622	2,496,828
TOTAL LIABILITIES		38,132,718	29,781,216
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		83,872,475	67,744,103

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the three-month periods ended September 30, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Income from sales, rentals and services	19	1,259,892	987,052
Income from expenses and collective promotion fund	19	467,191	409,933
Operating costs	20	(608,136)	(509,924)
Gross profit		1,118,947	887,061
Net gain from fair value adjustments of investment properties	8	12,431,610	2,323,394
General and administrative expenses	20	(150,860)	(82,432)
Selling expenses	20	(112,337)	(57,791)
Other operating results, net	21	(25,381)	(1,171)
Profit from operations		13,261,979	3,069,061
Share of profit of associates and joint ventures	7	532,542	42,593
Profit from operations before financing and taxation		13,794,521	3,111,654
Finance income	22	855,749	71,615
Finance cost	22	(7,543,195)	(487,107)
Other financial results	22	2,659,144	198,707
Financial results, net		(4,028,302)	(216,785)
Profit before income tax		9,766,219	2,894,869
Income tax expense	18	(1,970,830)	(960,133)
Profit for the period		7,795,389	1,934,736
Total comprehensive income for the period		7,795,389	1,934,736

Attributable to:
Equity holders of the parent		7,086,990	1,881,142
Non-controlling interest		708,399	53,594

Profit per share attributable to equity holders of the parent for the period:
Basic		56.24	14.93
Diluted		56.24	14.93

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	69,381	444,226	39,078	-	2,700,192	2,627,076	(19,784)	30,578,832	36,565,015	1,397,872	37,962,887
Initial adjustment of results (IFRS 9) (2)	-	-	-	-	-	-	-	-	(18,519)	(18,519)	-	(18,519)
Balance as of June 30, 2018 - Adjusted	126,014	69,381	444,226	39,078	-	2,700,192	2,627,076	(19,784)	30,560,313	36,546,496	1,397,872	37,944,368
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	-	7,086,990	7,086,990	708,399	7,795,389
Balance as of September 30, 2018	126,014	69,381	444,226	39,078	-	2,700,192	2,627,076	(19,784)	37,647,303	43,633,486	2,106,271	45,739,757

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(19,784)	18,429,374	22,145,079	871,169	23,016,248
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	-	1,881,142	1,881,142	53,594	1,934,736
Balance as of September 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(19,784)	20,310,516	24,026,221	924,763	24,950,984

(1)
See Note 16 to the annual consolidated financial statements as of June 30, 2018.
(2)
See Note 2.2.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Operating activities:
Cash generated from operations	14	1,292,402	861,016
Income tax paid		(32,305)	(43,757)
Net cash generated from operating activities		1,260,097	817,259

Investing activities:
Capital contributions in associates and joint ventures		(8,250)	(7,500)
Acquisition of investment properties		(389,642)	(168,060)
Acquisition of property, plant and equipment		(8,696)	(4,094)
Advance payments		(58,866)	(40,010)
Acquisition of intangible assets		(20,501)	(9,867)
Acquisitions of investments in financial assets		(3,921,937)	(2,441,507)
Proceeds from investments in financial assets		5,140,507	1,576,311
Loans granted, net		7,856	(12,340)
Collection of financial assets interests		91,444	21,650
Net cash generated from/ (used in) investing activities		831,915	(1,085,417)

Financing activities:
Issuance of non-convertible notes		-	2,365,003
Payment of borrowings		-	(12,068)
Payments of financial leasing		(2,344)	(404)
Payment of dividends		(36,400)	-
Payment of derivative financial instruments		(198,670)	(7,706)
Proceeds from derivative financial instruments		451,606	8,078
Payment of interest		(692,495)	(274,640)
Short-term loans, net		6,886	-
Net cash (used in) / generated from financing activities		(471,417)	2,078,263

Net increase in cash and cash equivalents		1,620,595	1,810,105
Cash and cash equivalents at beginning of period	12	3,643,131	1,807,544
Foreign exchange gain on cash and fair value result or cash equivalents		508,975	4,161
Cash and cash equivalents at end of the period	12	5,772,701	3,621,810

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subrequentily changed to our current denomination

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements) the Company holds 16 Shopping malls, operating 345,929 square meters in 15 of them, 83,213 square meters in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group’s companies and segments. Our main shareholder and parent company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent company.

These financial statements have been approved by the Board of Directors to be issued on November 6, 2018.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

Also, in Article 3 of the aforementioned CNV regulations, it is established that "The companies subject to the Commission's control cannot apply the method of restating financial statements in a homogeneous currency."

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

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IRSA Propiedades Comerciales S.A.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018. In turn, on July 24, 2018, the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), issued a communication confirming the aforementioned. However, it must be taken into account that, at the time of issuance of these financial statements, National Executive Decree 664/03 is in force, which does not allow the presentation of restated financial statements before the CNV. Therefore, given this decree, and the regulatory framework of the CNV, the Group's management has not applied IAS 29 in the preparation of these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the annual cosolidated financial statements from June 30, 2018.

As described in Note 2.2 to the annual financial statements, the Group adopted IFRS 9 "Financial instruments" for the current year using the cumulative effect approach, so that the cumulative impact at the beginning of the year of the adoption was recognized in retained earnings, and the comparative figures have not been modified.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for credits or other assets not measured at fair value.

The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment allowance will be recorded in the amount of expected credit losses resulting from the events of non-compliance that are possible within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected loss will be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new, the new cash flows must be discounted at the original effective interest rate, with the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability that is recognized in results.

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IRSA Propiedades Comerciales S.A.

The Group has adopted IFRS 9 through the cumulative effect approach, this standard modifies the way our associated TARSHOP S.A. calculates it’s allowance for doubtful accounts. The negative impact on retained eranings as of June 30, 2018 is $ 18,519 and $ 1,094 in current year profits of associates and joint ventures as of September 30, 2018.

2.3.
Comparability of informations

Balance items as of June 30, 2018 and September 30, 2017 shown in these financial statements for comparative purposes arise from financial statements then ended. Reclassifications have been made in the comparative information as of June 30, 2018 and September 30, 2017.

During the fiscal year ended June 30, 2018 and three-month periods ended September 30, 2018, there was a devaluation of the Argentine peso in relation to the US Dollar that accounted for approximately 74% and 43%, respectively. This situation affects the comparability of figures discloused in these Financial Statements, arising mainly from the impact of the exchange rate on our assets and liabilities in foreign currency.

2.4.
 Use of estimates

The preparation of financial statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements as of June 30, 2018.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

4.
Acquisitions and disposals

La Malteria S.A.

On July 11, 2018, the Company "La Malteria S.A.” was formed, with a capital contribution of Ps. 0.1 millons represented by 100,000 common nominative shares with a par value of 1 peso. IRSA Commercial Properties S.A. subscribed 95,000 shares of share capital, while the remaining 5,000 were subscribed by FIBESA Sociedad Anónima.

Acquisition of property Malteria Hudson

On July 31, 2018, we announced the acquisition, of a property of 147,895 square meters of surface and approximately 40,000 sqm of built surface known as “Maltería Hudson”, located in the intersection of route 2 and Buenos Aires - La Plata highway, in the City of Hudson, province of Buenos Aires. The price of the operation was set at the amount of USD 7.0 million.

Moreover, we entered into an agreement to buy the two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, for a total amount of USD 720,825

In addition, we granted an option to a non-related third party to buy from us between 15% to 30% of the outstanding shares of “La Maltería S.A.” at the acquisition price plus a certain interest for a six month period.

The purpose of this acquisition is the future development of a mixed-use project, with a total constructive capacity of approximately 177,000 sqm.

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IRSA Propiedades Comerciales S.A.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the consolidated financial statements as of June 30, 2018. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 2.3. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended September 30, 2018 and 2017. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the annual consolidated financial statements as of June 30, 2018.

In the year ended June 30, 2018 introduced a change in the segment “Offices and others” and “Financial operations and others”, changing the name of the latter to “Others” and adding the operations developed by our subsidiary Entertainment Holdings S.A..

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IRSA Propiedades Comerciales S.A.

	09.30.18
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) joint ventures	Total as per statement of comprehensive income

Revenues	1,038,827	201,824	14,916	16,105	1,271,672	467,191	(11,780)	1,727,083
Operating costs	(95,879)	(12,513)	(5,583)	(19,495)	(133,470)	(480,548)	5,882	(608,136)
Gross profit (loss)	942,948	189,311	9,333	(3,390)	1,138,202	(13,357)	(5,898)	1,118,947
Net gain from fair value changes in investment properties	3,693,704	8,268,674	1,134,264	32,801	13,129,443	-	(697,833)	12,431,610
General and administrative expenses	(115,261)	(19,868)	(10,172)	(6,782)	(152,083)	-	1,223	(150,860)
Selling expenses	(96,268)	(12,499)	(1,472)	(2,968)	(113,207)	-	870	(112,337)
Other operating results, net	(27,738)	(2,632)	(2,341)	6,622	(26,089)	-	708	(25,381)
Profit (Loss) from operations	4,397,385	8,422,986	1,129,612	26,283	13,976,266	(13,357)	(700,930)	13,261,979
Share in profit of associates and joint ventures	-	-	-	8,959	8,959	-	523,583	532,542
Profit (Loss) before financing and taxation	4,397,385	8,422,986	1,129,612	35,242	13,985,225	(13,357)	(177,347)	13,794,521
Investment properties	44,273,358	20,982,412	3,713,233	221,541	69,190,544	-	(2,322,925)	66,867,619
Property, plant and equipment	66,725	53,121	-	-	119,846	-	(451)	119,395
Trading properties	-	-	61,556	-	61,556	-	-	61,556
Goodwill	1,323	3,913	-	100,861	106,097	-	(5,236)	100,861
Right to receive units under (barter transactions)	-	-	26,674	-	26,674	-	-	26,674
Inventories	26,871	-	-	-	26,871	-	(652)	26,219
Investments in associates and joint ventures	-	-	-	180,255	180,255	-	1,775,176	1,955,431
Operating assets	44,368,277	21,039,446	3,801,463	502,657	69,711,843	-	(554,088)	69,157,755

	09.30.17
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) joint ventures	Total as per statement of comprehensive income

Revenues	849,626	114,337	33,432	-	997,395	409,933	(10,343)	1,396,985
Operating costs	(84,306)	(7,282)	(5,722)	(4)	(97,314)	(416,017)	3,407	(509,924)
Gross profit (loss)	765,320	107,055	27,710	(4)	900,081	(6,084)	(6,936)	887,061
Net gain from fair value changes in investment properties	2,044,003	271,513	47,379	-	2,362,895	-	(39,501)	2,323,394
General and administrative expenses	(65,767)	(7,871)	(7,643)	(1,371)	(82,652)	-	220	(82,432)
Selling expenses	(49,061)	(7,060)	(2,433)	79	(58,475)	-	684	(57,791)
Other operating results, net	(8,812)	(308)	(342)	7,806	(1,656)	-	485	(1,171)
Profit (Loss) from operations	2,685,683	363,329	64,671	6,510	3,120,193	(6,084)	(45,048)	3,069,061
Share in profit of associates and joint ventures	-	-	-	14,743	14,743	-	27,850	42,593
Profit (Loss) before Financing and Taxation	2,685,683	363,329	64,671	21,253	3,134,936	(6,084)	(17,198)	3,111,654
Investment properties	30,912,150	7,216,568	1,206,074	-	39,334,792	-	(924,472)	38,410,320
Property, plant and equipment	55,866	64,894	-	-	120,760	-	(480)	120,280
Trading properties	-	-	61,581	-	61,581	-	-	61,581
Goodwill	1,323	30,286	-	-	31,609	-	(5,234)	26,375
Right to receive units under (barter transactions)	-	-	24,220	-	24,220	-	-	24,220
Inventories	24,883	-	-	-	24,883	-	(576)	24,307
Investments in associates	-	-	-	212,348	212,348	-	629,165	841,513
Operating assets	30,994,222	7,311,748	1,291,875	212,348	39,810,193	-	(301,597)	39,508,596

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IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates:

Name of the entity	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
	09.30.18	06.30.18	09.30.18	06.30.18	09.30.18	09.30.17
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,519,250	1,061,850	449,150	17,774
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	255,926	181,493	74,433	10,076
La Rural S.A.(2)	50.00%	50.00%	115,845	92,923	22,920	12,252
Associates
Tarshop S.A.(2)	20.00%	20.00%	62,398	94,108	(13,190)	3,848
Otra asociadas (3)			2,012	2,784	(771)	(1,357)
Total interests in associates and joint ventures (4)			1,955,431	1,433,158	532,542	42,593

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	120,827,022	241,654	897,309	3,026,706
Nuevo Puerto Santa Fe S.A. (1)(5)	Argentina	Real estate	138,750	27,750	148,867	509,207
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	48,945	194,730
Associates
Tarshop S.A. (2)	Argentina	Consumer financing	48,759,288	598,796	(65,952)	311,988

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the three-month period ended at September 30, 2018 and 2017, respectively.
(3)
Represents other individually non-significant associates.
(4)
Includes Ps. 380 as of September 30, 2018 and Ps. 364 as of June 30, 2018, in relation to the equity interest in Avenida Compras disclosed under (Note 17).
(5)
Includes the nessesary adjustments to arrive at balances under international standards of financial exposure.

Changes in the Group’s investments in associates and joint ventures for the period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	09.30.18	06.30.18
Beginning of the period	1,433,158	791,420
Profit sharing, net	532,542	639,525
Adjustment of initial balances (IFRS 9)(i)	(18,519)	-
Irrevocable contributions (Note 23)	8,250	43,574
Capital contributions	-	1,649
Dividends distributed	-	(43,010)
End of the period / year (4)	1,955,431	1,433,158

 (i) See Note 2.2.

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IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Shopping Malls	Office and other rental properties	Undeveloped parcels of land	Properties under development	Others (*)	09.30.18	06.30.18
Fair value at beginning of the period / year	39,878,366	9,628,974	2,394,577	2,000,519	152,375	54,054,811	35,916,882
Additions	53,051	6,305	184,392	145,442	-	389,190	1,346,670
Incorporation as result of business combination	-	-	-	-	-	-	106,795
Capitalization of financial costs	-	-	-	-	-	-	14,385
Capitalized lease costs	443	1,846	-	-	-	2,289	18,160
Depreciation of capitalized lease costs (i)	(602)	(682)	-	-	-	(1,284)	(4,440)
Transfers	-	30,295	-	(30,295)	-	-	-
Transfer to trading properties (Note 9)	-	-	-	(8,997)	-	(8,997)	(3,026)
Disposals	-	-	-	-	-	-	(30,732)
Net gain from fair value adjustment on investment properties (ii)	3,534,929	4,133,741	1,134,264	3,595,875	32,801	12,431,610	16,690,117
Fair value at end of the period / year	43,466,187	13,800,479	3,713,233	5,702,544	185,176	66,867,619	54,054,811

(i)
On September 30, 2018 the depreciation charge was included in “Costs” in the amount of Ps 1,284, in the Statement of Comprehensive Income (Note 20).
(ii)
In the three-month period ended September 30, 2018, the value of investment properties increased by 24%, mainly as a result of:

a)
Shopping Malls

- an increase of 26 basis points in the discount rate, representing a decrease of Ps. 1,164 million in the value of shopping malls;
- an increase in the projected flows in argentine pesos generated by the update of the projected inflation rates, representing an increase of Ps. 2,401 million in the value of the shopping malls
- a net increase of Ps. 1,767 million, generated by the updating of the future exchange rates used for the conversion in dollars of the projected cash flows (Ps. 11,027 million - Loss) and by the conversion of the present value of the projected cash flows at the rate of the current exchange rate at the end of this period (Ps. 12,794 million - Profit).
b)
“Offices", "Sales and developments" and "Other"

-
an increase of Ps. 5,268 million in the fair value, generated mainly by the depreciation 43% of the Argentine peso. In addition, a gain of Ps. 3,529 million has been obtained as a result of the fair value of genereted by the Dot Zetta development given that it has reached the conditions to measure its fair value reliably.

 (*) Correspond to DirecTV Arena Stadium.

The following amounts have been recognized in the statements of comprehensive income:

	09.30.18	06.30.18
Revenues from rental and services (Note 19)	1,258,421	954,197
Expenses and collective promotion fund (Note 19)	467,191	409,933
Rental and services costs (Note 20)	(602,541)	(504,197)
Net unrealized gain from fair value adjustment on investment properties	12,431,610	2,323,394

Valuation techniques are described in Note 9 to the financial statements as of June 30, 2018. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.18	06.30.18
Costs	82,509	27,532	164,561	3,280	110	277,992	262,363
Accumulated depreciation	(28,742)	(15,592)	(121,735)	(2,486)	-	(168,555)	(141,827)
Net book amount at beginning of the period / year	53,767	11,940	42,826	794	110	109,437	120,536
Additions	-	3,716	4,980	-	-	8,696	24,789
Transfers from investment properties (Note 8)	-	-	8,997	-	-	8,997	3,026
Disposals	-	-	-	-	-	-	(12,379)
Incorporation as result of business combination	-	-	-	-	-	-	193
Depreciation charges (i)	(849)	(765)	(5,978)	(143)	-	(7,735)	(26,728)
Net book amount at end of the period / year	52,918	14,891	50,825	651	110	119,395	109,437
Costs	82,509	31,248	178,538	3,280	110	295,685	277,992
Accumulated depreciation	(29,591)	(16,357)	(127,713)	(2,629)	-	(176,290)	(168,555)
Net book amount at end of the period / year	52,918	14,891	50,825	651	110	119,395	109,437

(i)
 On September 30, 2018 depreciation charges were included in “Costs” in the amount of Ps. 6,331, in “General and administrative expenses” in the amount of Ps. 1,314 and in “Selling expenses“ in the amount of Ps. 90 in the Statement of Comprehensive Income (Note 20).

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IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Completed properties	Undeveloped sites	09.30.18	06.30.18
Net book amount at beginning of the period / year	309	61,259	61,568	61,600
Transfers from intangible assets (Note 11)	81	-	81	8,837
Disposals (i)	(93)	-	(93)	(8,869)
Net book amount at end of the period / year	297	61,259	61,556	61,568
Non - current			61,350	61,362
Current			206	206
Total			61,556	61,568

(i) On September 30, 2018 cost of sale of properties charges were included in “Costs”, in the Statement of Comprehensive Income (Note 20).

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	09.30.18	06.30.18
Costs	100,861	92,394	20,873	26,596	11,861	252,585	137,148
Accumulated depreciation	-	(27,791)	(3,166)	-	(8,577)	(39,534)	(25,588)
Net book amount at beginning of the period / year	100,861	64,603	17,707	26,596	3,284	213,051	111,560
Additions	-	20,342	-	159	-	20,501	49,788
Incorporation as result of business combination	-	-	-	-	-	-	74,486
Transfers to trading properties (Note 10)	-	-	-	(81)	-	(81)	(8,837)
Amortization charge (i)	-	(4,288)	(365)	-	(548)	(5,201)	(13,946)
Net book amount at end of the period / year	100,861	80,657	17,342	26,674	2,736	228,270	213,051
Costs	100,861	112,736	20,873	26,674	11,861	273,005	252,585
Accumulated depreciation	-	(32,079)	(3,531)	-	(9,125)	(44,735)	(39,534)
Net book amount at end of the period / year	100,861	80,657	17,342	26,674	2,736	228,270	213,051

(i) On September 30, 2018 amortization charges were included in “Costs” in the amount of Ps. 1,571, in “General and administrative expenses” in the amount of Ps. 3,526 and in “Selling expenses“ in the amount of Ps. 104 in the Statement of Comprehensive Income (Note 20).
(ii) Corresponds to Distrito Arcos.
(iii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the consolidated statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the financial statements as of June 30, 2018.

Financial assets and financial liabilities as of September 30, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
September 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1.649.832	-	-	-	1.649.832	1.774.756	3.424.588
Investments in financial assets:
- Investment in equity public companies’s securities	-	262.275	-	-	262.275	-	262.275
- Non-convertible notes issued by related parties (Notes 23 and 25)	-	1.015.555	-	-	1.015.555	-	1.015.555
- Mutual funds	-	190.753	-	-	190.753	-	190.753
- Bonds	-	3.158.201	-	786.698	3.944.899	-	3.944.899
- Financial trusts	5.643	-	-	-	5.643	-	5.643
Derivative financial instruments
- Futures contracts	-	-	9.721	-	9.721	-	9.721
Cash and cash equivalents:
- Cash at banks and on hand	1.550.252	-	-	-	1.550.252	-	1.550.252
- Short- term investments	-	4.222.449	-	-	4.222.449	-	4.222.449
Total	3.205.727	8.849.233	9.721	786.698	12.851.379	1.774.756	14.626.135

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IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 15)	894,239	-	894,239	1,539,365	2,433,604
Derivative financial instruments
- Swaps of interest rate (ii)	-	43,600	43,600	-	43,600
Borrowings (excluding finance leases liabilities) (Note 16)	22,076,342	-	22,076,342	-	22,076,342
Total	22,970,581	43,600	23,014,181	1,539,365	24,553,546

Group´s financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,424,384	-	-	-	1,424,384	1,498,699	2,923,083
Investments in financial assets:
- Investment in equity public companies’s securities	-	201,699	-	-	201,699	-	201,699
- Non-convertible notes issued by related parties (Notes 23 and 25)	-	248,544	-	-	248,544	-	248,544
- Mutual funds	-	1,285,507	-	-	1,285,507	-	1,285,507
- Bonds	-	2,848,848	-	580,462	3,429,310	-	3,429,310
- Financial trusts	9,542	-	-	-	9,542	-	9,542
Derivative financial instruments
- Futures contracts	-	-	47,360	-	47,360	-	47,360
Cash and cash equivalents:
- Cash at banks and on hand	1,199,068	-	-	-	1,199,068	-	1,199,068
- Short- term investments	-	2,444,063	-	-	2,444,063	-	2,444,063
Total	2,632,994	7,028,661	47,360	580,462	10,289,477	1,498,699	11,788,176

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 15)	853,305	-	853,305	1,501,155	2,354,460
Derivative financial instruments	-	-	-	-	-
- Bonds	-	263	263	-	263
- Swaps of interest rate (ii)	-	46,448	46,448	-	46,448
Borrowings (excluding finance leases liabilities) (Note 16)	15,653,804	-	15,653,804	-	15,653,804
Total	16,507,109	46,711	16,553,820	1,501,155	18,054,975

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2018.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2	-
Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	Projected revenues and discount rate	Level 3	Projected income: USD 0,5MM - USD 1MM Discount rate 8.7% - 9.5%

Bonds	Black & Scholes - Black & Scholes	Price and volatility of the subjacent	Level 3	Price: Ps. 10 - Ps.13 Volatility of the subjacent: 55% - 75% Market interest rate: 6% - 7%
Market Interest rate

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the three-months period as of 30 September, 2018, and at the year ended as of 30 June, 2018.
As of September 30, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, that is indicated in Note 2.3

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IRSA Propiedades Comerciales S.A.

13.
Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of September 30, 2018 and June 30, 2018:

	09.30.18	06.30.18
Lease and services receivables	574,202	474,311
Post-dated checks	434,307	492,745
Averaging of scheduled rent escalation	321,939	301,203
Debtors under legal proceedings	210,684	159,821
Property sales receivables	28,430	20,238
Consumer financing receivables	16,441	16,441
Less: allowance for doubtful accounts	(268,796)	(201,333)
Total trade receivables	1,317,207	1,263,426
Advance payments	396,384	271,800
Prepayments	149,955	150,666
Other receivables from partners of joint ventures (*)	98,937	88,133
VAT receivables	94,522	82,399
Loans	51,970	44,373
Other tax receivables	32,441	19,225
Others	8,501	7,451
Expenses to be recovered	5,067	8,077
Less: allowance for doubtful accounts	(166)	(166)
Total other receivables	837,611	671,958
Related parties (Note 23)	1,000,808	786,200
Total current trade and other receivables	3,155,626	2,721,584
Non-current	1,125,625	955,509
Current	2,030,001	1,766,075
Total	3,155,626	2,721,584
 (*) Includes Ps. 92,112 and Ps. 83,942 as of September 30, 2018 and June 30, 2018, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (See Note 16)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:
	09.30.18	06.30.18
Beginning of the period/ year	201,499	131,748
Additions (i)	87,347	86,645
Unused amounts reversed (i)	(19,884)	(12,742)
Used during the period/ year	-	(4,152)
End of the period/ year	268,962	201,499

(i)
On September 30, 2018, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 45,234 and to “Financial result, net”, in the amount of Ps 22,229, in the Statement of Comprehensive Income.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2018 and 2017:

	Note	09.30.18	09.30.17
Net income for the period		7,795,389	1,934,736
Adjustments:
Income tax expense	18	1,970,830	960,133
Amortization and depreciation	20	14,220	10,105
Net gain from fair value adjustment on investment properties	8	(12,431,610)	(2,323,394)
Gain from disposal of trading properties		(1,378)	(29,496)
Averaging of schedule rent escalation	19	(20,736)	(29,317)
Directors’ fees		37,396	27,063
Equity incentive plan	20	-	2,111
Financial results, net		5,339,593	341,402
Provisions and allowances	13 y 17	77,280	10,550
Share of profit of associates and joint ventures	7	(532,542)	(42,593)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(508,975)	(4,161)
Changes in operating assets and liabilities
Decrease in trading properties		-	32,855
Increase of inventories		(1,337)	(1,585)
Increase in trade and other receivables		(374,968)	(53,715)
Increase in trade and other payables		24,250	108,604
Decrease in payroll and social security liabilities		(93,619)	(81,333)
Uses of provisions	17	(1,391)	(949)
Net cash generated from operating activities before income tax paid		1,292,402	861,016

15

IRSA Propiedades Comerciales S.A.

	09.30.18	09.30.17
Non-cash transactions
Decrease in intangible assets trought an increase in trading properties	81	-
Increase in investment properties trought an increase in borrowings	-	4,206
Increase in property plant and equipment trought an increase in borrowings	-	1,698
Increase in investment properties trought an increase in trade and other payables	1,837	-
Increase in property plant and equipment trought a decrease in investment properties	8,997	-
Increase in trade and other receivables through a decrease in trading properties	1,471	-
Decrease in equity investments in associates and joint ventures through an adjustment to results for previous year.	18,519	-

15.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of September 30, 2018 and June 30, 2018:

	09.30.18	06.30.18
Rent and service payments received in advance	616,221	505,883
Admission rights	563,848	589,141
Trade payables	270,850	168,900
Accrued invoices	229,785	340,480
Payments received in advance	67,998	77,667
Tenant deposits	67,859	46,690
Total trade payables	1,816,561	1,728,761
VAT payables	183,240	201,279
Others	144,389	102,119
Withholdings payable	54,914	50,793
Tax payment plans	37,204	47,981
Other tax payables	9,633	21,980
Other income to be accrued	6,307	6,431
Dividends	125	36,525
Total other payables	435,812	467,108
Related parties (Note 23)	181,232	158,591
Total trade and other payables	2,433,605	2,354,460
Non-current	573,536	483,908
Current	1,860,069	1,870,552
Total	2,433,605	2,354,460

16.
Borrowings

The following table shows the Group's borrowings as of September 30, 2018 and June 30, 2018:
	Book Value at 09.30.18	Book Value at 06.30.18	Fair Value at 09.30.18	Fair Value at 06.30.18
Non-Convertible notes	20,473,715	14,516,230	20,532,539	14,758,270
Bank loans	1,451,166	1,014,282	1,453,071	1,017,269
AABE Debts	92,112	83,942	92,112	83,942
Others	41,625	28,504	41,625	28,504
Finance leases	17,708	14,403	17,708	14,403
Bank overdrafts	13,217	6,692	13,217	6,692
Related parties (Note 23)	4,507	4,154	4,507	4,154
Total borrowings	22,094,050	15,668,207	22,154,779	15,913,234
Non-current	21,978,302	15,362,726
Current	115,748	305,481
Total	22,094,050	15,668,207

17.
Provisions

The following table shows the movements in the Group's provisions at September 30, 2018 and June 30, 2018 categorized by type of provision:
	Labor, legal and other claims	Investments in associates (*)	09.30.18	06.30.18
Balances at the beginning of the period / year	55,721	364	56,085	41,350
Increases (i)	10,619	10,619	10,619	33,513
Recovery (i)	(802)	(802)	(802)	(8,509)
Increases	-	16	16	158
Used during the period	(1,391)	-	(1,391)	(10,879)
Incorporation as result of business combination	-	16	16	452
Balances at the end of the period / year	64,147	380	64,527	56,085
Non-current			23,577	12,258
Current			40,950	43,827
Total			64,527	56,085
(*)  Corresponds to investments in associates with negative equity.
(i)
On September 30, 2018, additions and unused amount reversed charged were charged to “Other operating results, net”, in the Statement of Comprehensive Income.

16

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	09.30.18	09.30.17
Current income tax	(12,824)	(87,794)
Deferred income tax	(1,958,006)	(872,339)
Income tax expense	(1,970,830)	(960,133)

Changes in the deferred tax account are as follows:

	09.30.18	06.30.18
Beginning of the period / year	(11,364,762)	(11,203,886)
Income tax	(1,958,006)	(148,806)
Incorporation as result of business combination	-	(12,070)
Others	(553)	-
End of the period / year end	(13,323,321)	(11,364,762)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:
	09.30.18	09.30.17
Profit for period before income tax at the prevailing tax rate (i)(ii)	(2,726,321)	(1,003,127)
Tax effects of:
Rate change	602,294	-
Share of profit of associates and joint ventures (iii)	159,994	15,383
Non-taxable / non-deductible items	(6,625)	28,854
Others	(172)	(1,243)
Income tax expense	(1,970,830)	(960,133)

 (i)
Does not include Uruguayan-source results for Ps. 203,545 as of September 30, 2018, and Ps. 10,077 as of September 30, 2017
(ii)
The Income Tax rate in effect in Argentina as of September 30, 2017 was 35%, while as of September 30, 2018 is 30%. See note 16 to the consolidated financial statements as of June 30, 2018.
(iii)
Does not include Uruguayan-source results due to equity interest in associates and joint ventures for Ps. 231 and Ps. 475 as of September 30, 2018 and 2017, respectively.

19.
Revenue

	09.30.18	09.30.17
Base rent	799,464	579,894
Contingent rent	214,470	166,773
Admission rights	94,371	73,123
Parking fees	70,747	60,033
Commissions	22,147	26,845
Others	20,766	3,173
Averaging of scheduled rent escalation	20,736	29,317
Property management fees	15,720	15,039
Total revenues from rentals and services	1,258,421	954,197
Sale of trading properties	1,471	32,855
Total revenues from sale of properties	1,471	32,855
Total revenues from sales, rentals and services	1,259,892	987,052
Expenses and collective promotion fund	467,191	409,933
Total revenues from expenses and collective promotion funds	467,191	409,933
Total revenues	1,727,083	1,396,985

17

IRSA Propiedades Comerciales S.A.

20.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.
	Costs (ii)	General and administrative expenses	Selling expenses	09.30.18	09.30.17
Salaries, social security costs and other personnel administrative expenses (i)	214,930	64,705	9,785	289,420	210,658
Maintenance, security, cleaning, repairs and other	223,511	11,362	512	235,385	179,360
Taxes, rates and contributions	70,518	170	48,846	119,534	86,817
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	45,234	45,234	9,159
Advertising and other selling expenses	56,829	-	5,248	62,077	79,518
Directors' fees	-	44,091	-	44,091	39,688
Fees and payments for services	7,568	17,426	1,765	26,759	12,766
Leases and expenses	18,748	3,066	251	22,065	8,970
Amortization and depreciation	9,186	4,840	194	14,220	10,105
Traveling, transportation and stationery	5,209	2,596	480	8,285	6,503
Bank expenses	1,262	2,329	-	3,591	2,577
Other expenses	282	275	22	579	520
Cost of sale of properties (Note 10)	93	-	-	93	3,359
Commercial compensation	-	-	-	-	147
Total 09.30.18	608,136	150,860	112,337	871,333	-
Total 09.30.17	509,924	82,432	57,791	-	650,147

(i)
For the three-month period ended September 30, 2018, includes Ps. 278,445 of Salaries, Bonuses and Social Security; and Ps. 10,975 of other concepts. For the three-month period ended September 30, 2017, includes Ps. 193,793 of Salaries, Bonuses and Social Security; Ps. 2,111 of Equity incentive plan and Ps. 14,754 of other concepts.
(ii)
For the three-month period ended September 30, 2018, includes Ps. 602,541 of Rental and services costs; Ps. 5,595 of Cost of sales and developments. For the three-month period ended September 30, 2017, includes Ps. 504,197 of Rental and services costs; Ps. 5,723 of Cost of sales and developments and Ps. 4 of other consumer financing costs.

21.
Other operating results, net

	09.30.18	09.30.17
Canon	8,322	7,948
Management fees	2,773	993
Donations	(25,103)	(7,619)
Lawsuits (Note 17)	(9,817)	(1,391)
Others	(1,556)	(1,102)
Total other operating results, net	(25,381)	(1,171)

22.
Financial results, net

	09.30.18	09.30.17
- Foreign exchange	783,468	43,238
- Interest income	72,281	28,377
Finance income	855,749	71,615
- Foreign exchange	(6,923,276)	(301,085)
- Interest expense	(586,153)	(162,346)
- Others financial costs	(33,766)	(27,882)
Subtotal finance costs	(7,543,195)	(491,313)
Less: Capitalized finance costs	-	4,206
Finance costs	(7,543,195)	(487,107)
- Fair value gains of financial assets at fair value through profit or loss	2,440,736	200,736
- Gain from derivative financial instruments	218,408	(2,029)
Other financial results	2,659,144	198,707
Total financial results, net	(4,028,302)	(216,785)

18

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Item	09.30.18	06.30.18
Trade and other receivables	1,000,808	786,200
Investments in financial assets	1,015,555	248,544
Trade and other payables	(181,232)	(158,591)
Borrowings	(4,507)	(4,154)
Total	1,830,624	871,999

Related parties	09.30.18	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	779,515	673,406	Advances
	722,829	40,863	Non-convertible notes
	82,500	-	Others credits
	55,472	41,709	Corporate services
	12,448	12,448	Equity incentive plan
	6,377	9,023	Reimbursement of expenses
	469	428	Others credits
	1,709	-	Leases and/or rights to use space
	-	(14,609)	Equity incentive plan to pay
	(345)	(439)	Reimbursement of expenses to pay
	(14,609)	-	Lease collections
Total direct parent company	1,646,365	762,829
Cresud S.A.CI.F. y A.	292,726	207,681	Non-convertible notes
	(2,546)	(2,546)	Equity incentive plan to pay
	(23,546)	(15,375)	Reimbursement of expenses to pay
	(31,348)	(55,483)	Corporate services to pay
Total direct parent company of IRSA	235,286	134,277
La Rural S.A.	25,917	-	Others credits
	17,498	-	Loans granted
	2,479	28,712	Leases and/or rights to use space
	-	7,165	Dividends
	(845)	(845)	Reimbursement of expenses to pay
	(1,920)	-	Canon to pay
Otras Asociadas y negocios conjuntos	4,853	4,309	Loans granted
	577	-	Leases and/or rights to use space
	410	314	Reimbursement of expenses
	138	509	Management fees
	-	(235)	Reimbursement of expenses to pay
	-	(286)	Advertising space to pay
	(430)	(518)	Leases and/or rights to use space
	(4,507)	(4,154)	Borrowings obtained
Total associates and joint ventures of IRSA Propiedades Comerciales	44,170	34,971
Directors	(12)	(12)	Reimbursement of expenses to pay
	(104,534)	(67,126)	Fees
Total Directors	(104,546)	(67,138)
Others	5,850	4,685	Leases and/or rights to use space
	4,382	3,283	Reimbursement of expenses
	214	209	Advertising space
	-	(5)	Dividends to pay
	(9)	(9)	Leases and/or rights to use space
	(27)	(27)	Commissions to pay
	(53)	(4)	Reimbursement of expenses to pay
	(1,008)	(1,072)	Legal services
Total Others	9,349	7,060
Total	1,830,624	871,999

19

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	09.30.18	09.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	199,689	1,075	Financial operations
	10,537	7,297	Corporate services
	969	1,199	Leases and/or rights to use space
	42	34	Commissions
Total direct parent company	211,237	9,605
Cresud S.A.CI.F. y A.	86,166	9,019	Financial operations
	457	647	Leases and/or rights to use space
	(55,132)	(36,761)	Corporate services
Total direct parent company of IRSA	31,491	(27,095)
La Rural S.A.	8,322	-	Canon
Tarshop S.A.	5,693	4,581	Leases and/or rights to use space
	354	-	Commissions
Others associates and joint ventures	2,773	993	Fees
	190	(180)	Financial operations
	(188)	(178)	Leases and/or rights to use space
	-	228	Financial operations
Total associates and joint ventures of IRSA Propiedades Comerciales	17,144	5,444
Directors	(44,091)	(39,688)	Fees
Senior Managment	(4,770)	(3,320)	Fees
Total Directors	(48,861)	(43,008)
Banco de Crédito y Securitización	6,161	3,122	Leases and/or rights to use space
Others	2,779	2,038	Leases and/or rights to use space
	(2,175)	(1,959)	Financial operations
Total others	6,765	3,201
Total	217,776	(51,853)

The following is a summary of the transactions with related parties:

Related parties	09.30.18	09.30.17	Description of transaction
Quality Invest S.A.	8,250	7,500	Irrevocable contributions granted
Total Contributions	8,250	7,500

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F - Cost of sales and services provided	Note 20 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

20

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.18	Amount (2)	Exchange rate (3)	06.30.18
Assets
Trade and other receivables
Uruguayan Pesos	34	1.23	42	25	0.92	23
US Dollar	9,854	41.05	404,506	9,245	28.75	265,788
Euros	120	47.62	5,727	142	33.54	4,777
Trade and other receivables with related parties
US Dollar	6,399	41.25	263,966	3,897	28.85	112,422
Total trade and other receivables			674,241			383,010
Investments in financial assets
US Dollar	96,835	41.05	3,975,097	119,323	28.75	3,430,544
Investment in financial assets with related parties
US Dollar	24,619	41.25	1,015,555	8,615	28.85	248,544
Total investments in financial assets			4,990,652			3,679,088
Cash and cash equivalents
Uruguayan Pesos	8	41.05	337	-	-	-
Total derivative financial instruments			337			-
Cash and cash equivalents
Uruguayan Pesos	2	1.23	2	2	0.91	2
US Dollar	87,838	41.05	3,605,742	84,029	28.75	2,415,829
Pound	2	53.49	81	2	37.90	57
Euros	1	47.62	54	1	33.54	38
Total cash and cash equivalents			3,605,879			2,415,926
Total Assets			9,271,109			6,478,024
Liabilities
Trade and other payables
Uruguayan Pesos	11	1.23	14	15	0.91	14
US Dollar	7,220	41.25	297,819	5,723	28.85	165,114
Euros	-	-	-	41	33.73	1,391
Total trade and other payables			297,833			166,519
Borrowings
US Dollar	534,731	41.25	22,057,657	542,367	28.85	15,647,296
Total borrowings			22,057,657			15,647,296
Borrowings
US Dollar	1,012	41.25	41,757	9	28.85	264
Total borrowings			41,757			264
Provisions
US Dollar	5	41.25	206	5	28.85	144
Total Provisions			206			144
Total Liabilities			22,397,453			15,814,223

(1) Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3) Exchange rate as of September 30, 2018 and June 30, 2018, respectively according to Banco Nación Argentina.

26.
Subsequents events

As of the issuance date of these financial statements, the Argentine peso has suffered a devaluation against the US dollar and other currencies close to 14%, which has an impact on the figures presented in these financial statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment, and our assets and liabilities, denominated in foreign currency.

The Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales S.A., held on October 28, 2018, approved the distribution of a cash dividend in the amount of Ps. 545.0 million. The authority to effect payment of such dividends was delegated to the Board of Directors.

On November 1, 2018, IRSA Propiedades comerciales subscribed a purchase-agreement for the acquisition of 14,213 square meters of the gross leaseable area of the building called "Catalinas" whit its controlling shareholder IRSA.

The total amount of the agreement is estimated in Ps. 2,207.2 million, since it is composed by fixed part and a variable part. Previously, IRSA had sold 16,194 square meters to IRSA Propiedades Comerciales, which is why, with this sale, the total square meters that would correspond to the latter amount to 30,407 square meters of gross leasable area, equivalent to a total of 86.37 % of the gross leasable area of the building, according to the project as of that date.

21

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City of Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. and its subsidiaries (hereinafter referred to as “the Company”) which include the unaudited condensed interim consolidated statement of financial position as of September 30, 2018 and the unaudited condensed interim consolidated statement of comprehensive income for the three-month period ended September 30, 2018, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be read in conjunction with those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based on the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim consolidated financial statements, with the only exception of the application of International Accounting Standard No 29 (IAS 29), which was excluded from the accounting framework of the CNV.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of  comprehensive income and the consolidated statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the accounting framework established by the CNV.

Emphasis of Matter

Difference between the accounting framework of the CNV and IFRS

Without qualifying our conclusion, we draw attention to Note 2.1 to the accompanying unaudited condensed interim consolidated financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and IFRS, considering that the application of IAS 29 was excluded by the CNV from its accounting framework.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Propiedades Comerciales S.A. that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b) the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at September 30, 2018, the debt of IRSA Propiedades Comerciales S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 12,151,124.28, which was not due at that date.

Autonomous City of Buenos Aires, November 6, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Roberto Daniel Murmis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 113 F° 195

IRSA Propiedades Comerciales S.A.

Unaudited condensed interim separate financial statements for the three-month period ended September 30, 2018, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2018 and June 30, 2018
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	06.30.18
ASSETS
Non-current assets
Investment properties	7	50,563,809	43,065,959
Property, plant and equipment	8	99,428	102,594
Trading properties	9	45,594	45,606
Intangible assets	10	110,067	94,483
Investments in associates and joint ventures	6	13,617,647	9,441,083
Trade and other receivables	12	1,092,707	972,125
Income tax minimum presumed income tax credits		153,803	153,803
Investments in financial assets	11	35,297	29,139
Total non-current assets		65,718,352	53,904,792
Current Assets
Trading properties	9	206	206
Inventories		22,432	21,431
Trade and other receivables	12	1,977,381	1,680,528
Investments in financial assets	11	4,234,132	4,168,989
Derivative financial instruments	11	9,384	47,360
Cash and cash equivalents	11	5,259,888	3,223,438
Total current assets		11,503,423	9,141,952
TOTAL ASSETS		77,221,775	63,046,744
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		43,633,500	36,565,029
TOTAL SHAREHOLDERS’ EQUITY		43,633,500	36,565,029
LIABILITIES
Non-current liabilities
Trade and other payables	14	372,461	303,401
Borrowings	15	20,442,631	14,269,236
Deferred income tax liabilities	17	9,932,130	9,197,040
Other liabilities	6	138,361	127,586
Provisions	16	19,844	9,633
Total non-current liabilities		30,905,427	23,906,896
Current liabilities
Trade and other payables	14	1,362,902	1,308,051
Borrowings	15	1,219,575	1,072,185
Income tax liabilities		2,643	10,028
Payroll and social security liabilities		77,323	156,231
Provisions	16	20,405	28,324
Total current liabilities		2,682,848	2,574,819
TOTAL LIABILITIES		33,588,275	26,481,715
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		77,221,775	63,046,744

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the three-month period ended September 30, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Income from sales, rentals and services	18	1,059,859	837,118
Income from expenses and collective promotion fund	18	401,511	352,737
Operating costs	19	(507,063)	(446,207)
Gross profit		954,307	743,648
Net gain from fair value adjustments of investment properties	7	7,234,647	2,022,726
General and administrative expenses	19	(138,117)	(76,819)
Selling expenses	19	(86,046)	(49,504)
Other operating results, net	20	(13,161)	(4,504)
Profit from operations		7,951,630	2,635,547
Share of profit of associates and joint ventures	6	4,182,507	304,094
Profit from operations before financing and taxation		12,134,137	2,939,641
Finance income	21	749,391	62,898
Finance cost	21	(7,367,362)	(509,359)
Other financial results	21	2,305,914	193,891
Financial results, net		(4,312,057)	(252,570)
Profit before income tax		7,822,080	2,687,071
Income tax expense	17	(735,090)	(805,929)
Profit for the period		7,086,990	1,881,142
Total comprehensive income for the period		7,086,990	1,881,142

Profit per share for the period
Basic		56.24	14.93
Diluted		56.24	14.93

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2018	126,014	69,381	444,226	39,078	-	2,680,422	2,627,076	30,578,832	36,565,029
Initial adjustment of results (IFRS 9) (2)	-	-	-	-	-	-	-	(18,519)	(18,519)
Balance as of June 30, 2018 - Adjusted	126,014	69,381	444,226	39,078	-	2,680,422	2,627,076	30,560,313	36,546,510
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	7,086,990	7,086,990
Balance as of September 30, 2018	126,014	69,381	444,226	39,078	-	2,680,422	2,627,076	37,647,303	43,633,500

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,680,422	-	18,429,374	22,145,093
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	1,881,142	1,881,142
Balance as of September 30, 2017	126,014	69,381	444,226	39,078	356,598	2,680,422	-	20,310,516	24,026,235

(1)
See Note 14 to the financial statements as of June 30, 2018.
(2)
See Note 2.2 to the unaudited condensed interim consolidated financial statements as of September 30, 2018.
The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month period ended September 30, 2018 and 2017
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note
		09.30.2018	09.30.2017
Operating activities:
Cash generated from operations	13	1,167,408	695,500
Income tax paid		(7,385)	(8,037)
Net cash generated from operating activities		1,160,023	687,463

Investing activities:
Acquisition of investment properties		(262,574)	(55,716)
Acquisition of property, plant and equipment		(2,205)	(2,722)
Acquisition of intangible assets		(20,501)	(9,865)
Loans granted, net		7,856	(12,340)
Acquisitions of investments in financial assets		(3,831,170)	(2,182,625)
Proceeds from investments in financial assets		4,904,220	1,576,311
Loans granted to related parties		(3,000)	-
Advances payments		(58,866)	(40,010)
Acquisition of subsidiaries, net of cash acquired		(8,270)	(23,200)
Collection of financial assets interests		77,762	20,295
Net cash generated from / (used in) investing activities		803,252	(729,872)
Financing activities:
Payments of financial leasing		(2,344)	(404)
Payment of borrowings with related parties		-	(890,813)
Issuance of non-convertible notes		-	2,365,003
Borrowings obtained with related parties		-	345,200
Proceeds from derivative financial instruments		451,162	8,078
Payment of derivative financial instruments		(196,041)	(7,706)
Interest paid		(680,544)	(269,978)
Short term loans, net		521	(2,152)
Net cash (used in) / generated from financing activities		(427,246)	1,547,228

Net increase in cash and cash equivalents		1,536,029	1,504,819
Cash and cash equivalents at beginning of period	11	3,223,438	1,647,926
Foreign exchange gain on cash and and fair value result for cash equivalents		500,421	4,097
Cash and cash equivalents at end of period	11	5,259,888	3,156,842

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company holds 16 Shopping malls, operating 345,929 square meters (sqm) in 15 of them, 83,213 square meters in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These financial statements have been approved by the Board of Directors to be issued on November 6, 2018.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

Also, in Article 3 of the aforementioned CNV regulations, it is established that "The companies subject to the Commission's control cannot apply the method of restating financial statements in a homogeneous currency."

For the preparation of these financial statements, the Company has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018. In turn, on July 24, 2018, the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), issued a communication confirming the aforementioned. However, it must be taken into account that, at the time of issuance of these financial statements, National Executive Decree 664/03 is in force, which does not allow the presentation of restated financial statements before the CNV. Therefore, given this decree, and the regulatory framework of the CNV, the company's management has not applied IAS 29 in the preparation of these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these financial statements are consistent with those applied in the annual financial statements as of June 30, 2018.

As described in Note 2.2 to the annual financial statements, the Group adopted IFRS 9 "Financial instruments" for the current year using the cumulative effect approach, so that the cumulative impact at the beginning of the year of the adoption was recognized in retained earnings, and the comparative figures have not been modified.

2.3.
Comparability of information

Balance items as of June 30, 2018 and September 30, 2017 shown in these financial statements for comparative purposes arise from financial statements then ended. Reclassifications have been made in the comparative information as of June 30, 2018 and September 30, 2017.

During the fiscal year ended June 30, 2018 and three-month periods ended September 30, 2018, there was a devaluation of the Argentine peso in relation to the US Dollar that accounted for approximately 74% and 43%, respectively. This situation affects the comparability of figures discloused in these Financial Statements, arising mainly from the impact of the exchange rate on our assets and liabilities in foreign currency.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2018. See Note 2 to the consolidated financial statements.

IRSA Propiedades Comerciales S.A.

3.
Seasonal effects on operations

See Note 3 to the unaudited condensed interim consolidated financial statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 as of the annual consolidated financial statements.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2018. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2018 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 2.3. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	09.30.18	06.30.18	09.30.18	06.30.18	09.30.18	09.30.17
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	7,681,204	4,847,130	2,834,074	168,736
Torodur S.A.	100.00%	100.00%	2,382,678	1,704,194	678,484	28,789
Arcos del Gourmet S.A.	90.00%	90.00%	739,840	669,757	70,082	42,557
Shopping Neuquén S.A.	99.95%	99.95%	600,150	541,092	59,059	12,244
Entertainment Holdings S.A.	70.00%	70.00%	168,566	168,565	1	10,824
Centro de entretenimiento La Plata S.A.	95.00%	100.00%	160,149	124,745	41,620	-
Emprendimiento Recoleta S.A. (2)	53.68%	53.68%	47,293	48,084	(791)	2,315
Entretenimiento Universal S.A.	3.75%	3.75%	98	65	34	37
Fibesa S.A. (3)	97.00%	97.00%	(138,361)	(127,586)	(10,449)	6,894
La Malteria	95.00%	0.00%	95	-	-	-
Associates
Tarshop S.A. (4)	20.00%	20.00%	62,398	94,108	(13,190)	3,848
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,519,250	1,061,850	449,150	17,774
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	255,926	181,493	74,433	10,076
			13,479,286	9,313,497	4,182,507	304,094

IRSA Propiedades Comerciales S.A.

				last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	3,539,798	9,601,506
Torodur S.A. (1)	Uruguay	Inversora	1,735,435,048	581,676	678,484	2,382,678
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	83,863	815,974
Shopping Neuquén S.A.	Argentina	Real estate	(ii)	53,540	59,104	600,476
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	67,049	(1,402)	211,138
Centro de entretenimiento La Plata S.A. (6) (5)	Argentina	Real estate	14,250	1,500	43,810	168,578
Emprendimiento Recoleta S.A. (2)	Argentina	Real estate	13,449,990	25,054	(1,473)	88,095
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	22	864	2,422
Fibesa S.A. (3)	Argentina	Real estate	(i)	2,395	10,784	39,969
La Malteria	Argentina	Inmobiliario	95,000	95	-	100
Associates
Tarshop S.A. (4)	Argentina	Consumer financing Investor	48,759,288	598,796	(65,952)	311,988
Joint ventures
Quality Invest S.A.	Argentina	Real estate	120,827,022	241,654	897,309	3,026,706
Nuevo Puerto Santa Fe S.A. (5)(6)	Argentina	Real estate	138,750	27,750	148,867	509,207

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Concession ends on November 18, 2018.
(3)
Included in other payables.
(4)
Correspond to profit or loss for the three-month period ended September 30, 2018 and 2017, respectively.
(5)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(6)
Nominal value per share Ps. 100.
(i)
Correspond to 2,323,125 share. Nominal value per share Ps. 1 with rights to 5 votes.
(ii)
Correspond to 53,511,353 share. Nominal value per share Ps. 1 with rights to 5 votes.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	09.30.18	06.30.18
Beginning of the period / year (i)	9,313,497	5,672,280
Adjustment of initial balances NIIF 9 (ii)	(18,519)	-
Irrevocable contributions (Note 22)	8,270	53,064
Capital contribution	-	1,649
Share of profit, net	4,182,507	3,717,494
Sale of interest of subsidiaries	(6,564)	-
Acquisition of subsidiaries (Note 22)	95	95,326
Dividends distribution	-	(226,316)
End of the period / year (i)	13,479,286	9,313,497

(i)
It includes (Ps. 138,361) and (Ps. 127,586) as of September 30, 2018 and June 30, 2018, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.
(ii)
See Note 2.2 to the condensed interim consolidate financial statements as of September 30, 2018.

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	09.30.18	06.30.18
Fair value at beginning of the period / year	33,320,642	8,324,789	1,161,937	258,591	43,065,959	29,072,771
Additions	48,945	236	184,392	28,934	262,507	354,401
Capitalized lease costs	169	1,735	-	-	1,904	16,833
Depreciation of capitalized lease costs (i)	(572)	(636)	-	-	(1,208)	(4,259)
Transfers to property, plant and equipment (Note 8)	-	-	-	-	-	(3,026)
Disposals	-	-	-	-	-	(29,482)
Net gain from fair value adjustment on investment properties	2,992,198	3,573,255	603,770	65,424	7,234,647	13,658,721
Fair value at end of the period / year	36,361,382	11,899,379	1,950,099	352,949	50,563,809	43,065,959

(i)
On September 30,2018 the amortization charges were included in “Costs” in the amount of Ps. 1,208, in the Statement of Comprehensive Income (Note 19).

IRSA Propiedades Comerciales S.A.

The following amounts have been recognized in the statements of comprehensive income:

	09.30.18	09.30.17
Rental and services income (Note 18)	1,058,388	804,263
Expenses and collective promotion fund (Note 18)	401,511	352,737
Rental and services costs (Note 19)	(501,680)	(440,644)
Net unrealized gain from fair value adjustment on investment properties	7,234,647	2,022,726

Valuation techniques are described in Note 9 to the financial statements as of June 30, 2018. There were no changes to the valuation techniques. The company has reassessed the assumptions at the end of the period, incorporating the effect of changes in macroeconomic condition.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.18	06.30.18
Costs	81,506	23,501	141,989	3,154	110	250,260	238,146
Accumulated depreciation	(27,739)	(13,403)	(104,038)	(2,486)	-	(147,666)	(122,947)
Net book amount at beginning of the period / year	53,767	10,098	37,951	668	110	102,594	115,199
Additions	-	132	2,073	-	-	2,205	21,467
Transfers from investment properties (Note 7)	-	-	-	-	-	-	3,026
Disposals	-	-	-	-	-	-	(12,379)
Depreciation charges (i)	(848)	(459)	(3,921)	(143)	-	(5,371)	(24,719)
Net book amount at end of the period / year	52,919	9,771	36,103	525	110	99,428	102,594
Costs	81,506	23,633	144,062	3,154	110	252,465	250,260
Accumulated depreciation	(28,587)	(13,862)	(107,959)	(2,629)	-	(153,037)	(147,666)
Net book amount at end of the period / year	52,919	9,771	36,103	525	110	99,428	102,594

(i)  On September 30,2018 the depreciation charges were included in “Costs” in the amount of Ps. 4,163, in “General and administrative expenses” in the amount of Ps. 1,122 and in “Selling expenses“in the amount of Ps. 86 in the Statement of Comprehensive Income (Note 19).

9.
Trading properties

Changes in in the Company’s, trading properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Completed properties	Undeveloped sites	09.30.18	06.30.18
Net book amount at beginning of the period / year	309	45,503	45,812	45,844
Transfers from intangible assets	81	-	81	8,837
Disposals (i)	(93)	-	(93)	(8,869)
Net book amount at end of the period / year	297	45,503	45,800	45,812
Non - current			45,594	45,606
Current			206	206
Total			45,800	45,812
(i)
On September 30, 2018 cost of sale of properties charges were included in “Costs”, in the statement of comprehensive income (Note 19)

IRSA Propiedades Comerciales S.A.

10.
Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Software	Right to receive units (ii)	Others	09.30.18	06.30.18
Costs	88,423	26,596	11,861	126,880	85,929
Accumulated depreciation	(23,820)	-	(8,577)	(32,397)	(19,784)
Net book amount at beginning of the period / year	64,603	26,596	3,284	94,483	66,145
Additions	20,342	159	-	20,501	49,788
Transfers to trading properties (Note 9)	-	(81)	-	(81)	(8,837)
Amortization charge (i)	(4,288)	-	(548)	(4,836)	(12,613)
Net book amount at end of the period / year	80,657	26,674	2,736	110,067	94,483
Costs	108,765	26,674	11,861	147,300	126,880
Accumulated depreciation	(28,108)	-	(9,125)	(37,233)	(32,397)
Net book amount at end of the period / year	80,657	26,674	2,736	110,067	94,483

(i) On September 30,2018 the amortization charges were included in “Costs” in the amount of Ps. 1,042, in “General and administrative expenses” in the amount of Ps. 3,686 and in “Selling expenses“ in the amount of Ps. 108 in the Statement of Comprehensive Income (Note 19).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

11.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 12 to the separate financial statements as of June 30, 2018.

Financial assets and financial liabilities as of September 30, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
Sptember 30, 2018		Level 1	Level 2
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	1,642,069	-	-	1,642,069	1,649,763	3,291,832
Investments in financial assets:
- Investment in equity public companies´s secirities	-	194,751	-	194,751	-	194,751
- Bonds	-	2,171,136	786,698	2,957,834	-	2,957,834
- Non-convertible notes issued by related parties (Notes 22 and 24)	-	920,448	-	920,448	-	920,448
- Mutual funds	-	190,753	-	190,753	-	190,753
- Financial trusts	5,643	-	-	5,643	-	5,643
Derivative financial instruments
- Futures contracts	-	-	9,384	9,384	-	9,384
Cash and cash equivalents:
- Cash at banks and on hand	1,219,724	-	-	1,219,724	-	1,219,724
- Short- term investments	-	4,040,164	-	4,040,164	-	4,040,164
Total	2,867,436	7,517,252	796,082	11,180,770	1,649,763	12,830,533

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 14)	582,994	1,152,369	1,735,363
Borrowings (excluding finance leases liabilities) (Note 15)	21,644,498	-	21,644,498
Total	22,227,492	1,152,369	23,379,861

IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	1,393,989	-	-	1,393,989	1,429,560	2,823,549
Investments in financial assets:
- Investment in equity public companies´s secirities	-	160,346	-	160,346	-	160,346
- Bonds	-	1,992,768	580,462	2,573,230	-	2,573,230
- Non-convertible notes issued by related parties (Notes 22 and 24)	-	1,273,352	-	1,273,352	-	1,273,352
- Mutual funds	-	181,659	-	181,659	-	181,659
- Financial trusts	9,541	-	-	9,541	-	9,541
Derivative financial instruments
- Futures contracts	-	-	47,360	47,360	-	47,360
Cash and cash equivalents:
- Cash at banks and on hand	1,008,119	-	-	1,008,119	-	1,008,119
- Short- term investments	-	2,215,319	-	2,215,319	-	2,215,319
Total	2,411,649	5,823,444	627,822	8,862,915	1,429,560	10,292,475

 (*) Represents cash at Banks related to the employee capitalization plan.

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 14)	490,850	1,120,602	1,611,452
Borrowings (excluding finance leases liabilities) (Note 15)	15,327,018	-	15,327,018
Total	15,817,868	1,120,602	16,938,470

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table, see Note 13 to the unaudited condensed interim consolidated financial statements.

12.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of September 30, 2018 and June 30, 2018:

	09.30.18	06.30.18
Lease and services receivables	456,833	394,654
Post-dated checks	390,301	424,833
Averaging of scheduled rent escalation	291,101	272,226
Debtors under legal proceedings	169,629	131,093
Property sales receivables	28,430	20,238
Consumer financing receivables	16,441	16,441
Less: allowance for doubtful accounts	(221,578)	(170,730)
Total trade receivables	1,131,157	1,088,755
Advance payments	186,094	82,754
Prepayments	136,881	137,329
Loans	50,580	42,495
Other tax receivables	29,171	15,834
Others	7,943	8,444
Expenses to be recovered	1,883	5,851
Less: allowance for doubtful accounts	(166)	(166)
Total other receivables	412,386	292,541
Related parties (Note 22)	1,526,545	1,271,357
Total current trade and other receivables	3,070,088	2,652,653
Non-current	1,092,707	972,125
Current	1,977,381	1,680,528
Total	3,070,088	2,652,653

IRSA Propiedades Comerciales S.A.

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:
	09.30.18	06.30.18
Beginning of the period / year	170,896	117,657
Additions (i)	68,060	62,788
Unused amounts reversed (i)	(17,212)	(8,778)
Used during the year	-	(771)
End of the period / year	221,744	170,896

(i)  On September 30, 2018, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 28,619 and to “Financial result, net”, in the amount of Ps 22,229, in the Statement of Comprehensive Income.

13.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the three-month period ended September 30, 2018 and 2017:

	Note	09.30.18	09.30.17
Net income for the period		7,086,990	1,881,142
Adjustments:		-	-
Income tax expense	17	735,090	805,929
Amortization and depreciation	19	11,415	9,246
Gain from disposal of trading properties		(1,378)	(29,496)
Changes in fair value of investment properties	7	(7,234,647)	(2,022,726)
Directors’ fees provision		36,866	26,655
Equity incentive plan		-	1,767
Averaging of schedule rent escalation	18	(18,875)	(26,171)
Financial results, net		5,438,372	357,563
Provisions and allowances	12 y 16	54,496	8,140
Share of profit of associates and joint ventures	6	(4,182,507)	(304,094)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(500,421)	(4,097)
Changes in operating assets and liabilities:		-	-
Increase in inventories		(1,001)	(1,570)
Decrease in trading properties		-	32,855
Increase in trade and other receivables		(209,658)	(20,225)
Increase in trade and other payables		32,930	45,494
Decrease in payroll and social security liabilities		(78,908)	(64,571)
Uses of provisions	16	(1,356)	(341)
Net cash generated from operating activities before income tax paid		1,167,408	695,500

The following table shows a detail of non-cash transactions occurred in the three-month period ended September 30, 2018 and 2017:

Non-cash transactions	09.30.18	09.30.17
Increase in property plant and equipment through an increase in borrowings	-	1,698
Increase in trading properties through a decrease in intangible assets	81	3,340
Increase in investment properties through an increase in trade and other payables	1,837	-
Decrease in borrowings through a drecrease in financial assets	-	45,143
Increase in trade and other receivables through a decrease in trading properties	1,471	-
Increase in trade and other receivables through a increase in trade and other payables	134	-
Decrease in equity investments in associates and joint ventures through an decrease in trade and other receivables	6,564	-
Increase in equity investments in associates and joint ventures through an increase in trade and other payables	95	-
Decrease in equity investments in associates and joint ventures through a decrease in Retained earnings	18,519	-

IRSA Propiedades Comerciales S.A.

14.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of September 30, 2018 and June 30, 2018:

	09.30.18	06.30.18
Admission rights	510,632	536,049
Rent and service payments received in advance	319,070	240,238
Acourred invoices	164,298	164,747
Trade payables	162,603	120,151
Payments received in advance	65,048	66,552
Tenant deposits	56,554	39,241
Total current trade payables	1,278,205	1,166,978
VAT payables	171,875	187,545
Withholding income tax	49,034	44,903
Others	25,069	10,977
Tax payment plans	22,820	29,030
Other tax payables	7,583	9,854
Other income to be accrued	6,307	6,431
Other payables	2,826	2,826
Total other payables	285,514	291,566
Related parties (Note 22)	171,644	152,908
Total current trade and other payables	1,735,363	1,611,452
Non-current	372,461	303,401
Current	1,362,902	1,308,051
Total	1,735,363	1,611,452

15.
Borrowings

The following table shows the Company’s borrowings as of September 30, 2018 and June 30, 2018:

	Book Value at 09.30.18	Book Value at 06.30.18	Fair Value at 09.30.18	Fair Value at 06.30.18
Non-Convertible notes	20,473,715	14,516,230	20,532,539	14,758,270
Related parties (Note 22)	1,169,322	809,618	1,169,322	809,618
Financial leasing	17,708	14,403	17,708	14,403
Bank overdrafts	1,461	1,170	1,461	1,170
Total borrowings	21,662,206	15,341,421	21,721,030	15,583,461
Non-current	20,442,631	14,269,236
Current	1,219,575	1,072,185
Total	21,662,206	15,341,421

16.
Provisions

The following table shows the movements in the Company’s provisions as of September 30, 2018 and June 30, 2018:

	09.30.18	06.30.18
Balances at the beginning of the period / year	37,957	33,219
Increases (i)	4,058	14,868
Recovery (i)	(410)	(5,914)
Used during the period / year	(1,356)	(4,216)
Balances at the end of the period / year	40,249	37,957
Non-current	19,844	9,633
Current	20,405	28,324
Total	40,249	37,957

(i)
 On September 30, 2018, additions and unused amount were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 20).

IRSA Propiedades Comerciales S.A.

17.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	09.30.18	09.30.17
Current income tax	-	(36,512)
Deferred income tax	(735,090)	(769,417)
Income tax expense	(735,090)	(805,929)

Changes in the deferred tax account are as follows:

	09.30.18	06.30.18
Beginning of the period / year	(9,197,040)	(9,228,181)
Income tax	(735,090)	31,141
End of the period / year	(9,932,130)	(9,197,040)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the nine month periods ended September 30, 2018 and 2017:

	09.30.18	09.30.17
Profit for period before income tax at the prevailing tax rate (i)	(2,346,624)	(940,475)
Tax effects of:	-	-
Rate change	363,311	-
Share of profit of associates and joint ventures	1,254,752	106,433
Non-taxable / non-deductible items	(6,529)	28,113
Income tax expense	(735,090)	(805,929)

(i)
The Income tax rate in effect in Argentina as of September 30, 2017 was 35%, while as of September 30, 2018 is 30%. See Note 16 to the consolidated financial statements as of June 30, 2018.

18.
Revenue

	09.30.18	09.30.17
Base rent	689,889	509,537
Contingent rent	188,189	149,885
Admission rights	84,833	64,703
Parking fees	43,477	37,380
Property management fees	12,630	12,506
Averaging of scheduled rent escalation	18,875	26,171
Others	20,495	4,081
Rentals and services income	1,058,388	804,263
Sale of trading properties	1,471	32,855
Gain from disposal of trading properties	1,471	32,855
Total revenues from sales, rentals and services	1,059,859	837,118
Expenses and collective promotion fund	401,511	352,737
Total revenues from expenses and collective promotion funds	401,511	352,737
Total revenues	1,461,370	1,189,855

IRSA Propiedades Comerciales S.A.

19.
Expenses by nature
	Costs (2)	General and administrative expenses	Selling expenses	09.30.18	09.30.17
Salaries, social security costs and other personnel administrative expenses (1)	167,499	63,994	8,959	240,452	172,823
Maintenance, security, cleaning, repairs and other	184,362	8,669	511	193,542	152,108
Taxes, rates and contributions	56,445	130	41,306	97,881	73,498
Advertising and other selling expenses	50,139	-	4,477	54,616	69,821
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 12)	-	-	28,619	28,619	6,679
Directors' fees	-	41,793	-	41,793	37,818
Leases and expenses	35,086	3,066	251	38,403	29,798
Fees and payments for services	1,731	11,694	1,268	14,693	9,970
Amortization and depreciation	6,413	4,808	194	11,415	9,246
Traveling, transportation and stationery	4,299	2,585	450	7,334	5,601
Other expenses	996	1,378	10	2,384	1,809
Cost of sale of properties (Note 9)	93	-	-	93	3,359
Total 09.30.18	507,063	138,117	86,045	731,225	-
Total 09.30.17	446,207	76,819	49,504	-	572,530

(1)
For the three-month period ended September 30, 2018, includes Ps. 224,809 of Salaries, Bonuses and Social Security and Ps. 15,643 of other concepts. For the three-month period ended September 30, 2017, includes Ps. 154,627 of Salaries, Bonuses and Social Security; Ps. 1,767 of Equity incentive plan and Ps. 16,429 of other concepts.
(2)
For the three-month period ended September 30, 2018, includes Ps. 501,680 of Rental and services costs and Ps. 5,383 of Cost of sales and developments. For the three-month period ended September 30, 2017, includes Ps. 440,644 of Rental and services costs; Ps. 5,559 of Cost of sales and developments and Ps. 4 of other consumer financing costs.

20.
Other operating results, net

	09.30.18	09.30.17
Management fees	11,572	6,793
Others	(1,317)	(2,505)
Lawsuits (Note 16)	(3,648)	(1,461)
Donations	(19,768)	(7,331)
Total other operating results, net	(13,161)	(4,504)

21.
Financial results, net

	09.30.18	09.30.17
- Interest income	54,529	28,562
- Foreign exchange	694,862	34,336
Finance income	749,391	62,898
- Foreign exchange	(6,758,113)	(324,416)
- Interest expense	(580,565)	(162,917)
- Other finance costs	(28,684)	(22,026)
Finance costs	(7,367,362)	(509,359)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	2,088,769	193,520
- Gain from derivative financial instruments	217,145	371
Other financial results	2,305,914	193,891
Total financial results, net	(4,312,057)	(252,570)

IRSA Propiedades Comerciales S.A.

22.
Related parties transactions

The following is a summary of the balances with related parties:

Items	09.30.18	06.30.18
Trade and other receivables	1,526,545	1,271,357
Investments in financial assets	920,448	181,659
Trade and other payables	(171,644)	(152,908)
Borrowings	(1,169,322)	(809,618)
Total	1,106,027	490,490

Related parties	09.30.18	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	779,515	673,406	Advances
	664,692	-	Non-convertible notes
	82,500	-	Others Credits
	55,472	41,709	Corporate services
	12,448	12,448	Equity incentive plan
	6,281	9,023	Reimbursement of expenses
	1,709	-	Leases Collections
	469	428	Others Credits
Total direct parent company	1,603,086	737,014
Cresud S.A.CI.F. y A.	255,756	181,659	Non-convertible notes
	(2,546)	(2,546)	Equity incentive plan to pay
	(23,497)	(15,291)	Reimbursement of expenses to pay
	(31,348)	(55,483)	Corporate services to pay
Total direct parent company of IRSA	198,365	108,339
Arcos del Gourmet	65,674	77,987	Leases and/or rights to use space
	27,477	24,112	Loans granted
	17,171	16,221	Reimbursement of expenses
	17,336	17,336	Others Credits
Fibesa S.A.	6,590	-	Reimbursement of expenses
	332	5	Lease collections
	-	17	Management fee
	-	(38)	Reimbursement of expenses to pay
Shopping Neuquen S.A.	161,327	170,024	Leases and/or rights to use space
	151,195	119,181	Reimbursement of expenses
	16,343	14,897	Loans granted
	11,316	11,316	Dividends
Torodur S.A.	(3)	(3)	Reimbursement of expenses to pay
	(1,164,815)	(805,465)	Borrowings obtained
Ogden Argentina S.A	70,733	48,440	Loans granted
	-	39	Reimbursement of expenses
Entretenimiento Universal S.A.	14,508	9,939	Loans granted
	19	22	Reimbursement of expenses
Others subsidiaries of IRSA Propiedades Comerciales S.A.	4,811	4,855	Reimbursement of expenses
	3,127	2,483	Management fee
	1,354	1,701	Advertising space
	(635)	-	Management fee to pay
	(339)	(363)	Lease collections to pay
	(1,024)	(846)	Reimbursement of expenses to pay
	(95)	-	Contributions to pay
	(1,856)	(1,298)	Others trade to pay
	(7,266)	(10,389)	Leases and/or rights to use space to pay
Total subsidiaries of IRSA Propiedades Comerciales S.A	(606,720)	(299,827)

Related parties	09.30.18	30.06.18	Description of transaction
Others associaltes and joint ventures	4,853	4,309	Loans granted
	138	509	Management fee
	410	314	Reimbursement of expenses
	577	-	Leases and/or rights to use space
	-	(235)	Reimbursement of expenses to pay
	-	(286)	Advertising space to pay
	(430)	(518)	Leases and/or rights to use space to pay
	(4,507)	(4,153)	Borrowings obtained
Total associaltes and joint ventures	1,041	(60)
Directors	(12)	(12)	Reimbursement of expenses to pay
	(101,984)	(65,118)	Fees
Total Directors	(101,996)	(65,130)
Others related parties	8,305	7,146	Leases and/or rights to use space
	4,341	3,281	Reimbursement of expenses
	214	209	Advertising space
	(59)	(6)	Reimbursement of expenses to pay
	(9)	(9)	Leases and/or rights to use space to pay
	(541)	(467)	Legal services
Total others	12,251	10,154
Total	1,106,027	490,490

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	09.30.18	09.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	181,454	-	Financial operations
	10,537	7,297	Corporate services
	969	1,199	Leases and/or rights to use space
	42	34	Commissions
Total direct parent company	193,002	8,530
Cresud S.A.CI.F. y A.	75,111	6,412	Financial operations
	457	647	Leases and/or rights to use space
	(55,132)	(36,761)	Corporate services
Total direct parent company of IRSA	20,436	(29,702)
Arcos del Gourmet S.A.	1,365	756	Financial operations
	(12,314)	(11,810)	Leases and/or rights to use space
	(359,350)	(34,484)
Shopping Neuquen S.A.	447	255	Financial operations
	(8,697)	(8,402)	Leases and/or rights to use space
	22,275	36	Financial operations
Others subsidiaries of IRSA Propiedades Comerciales S.A.	8,799	5,800	Fees
	4,024	(24)	Financial operations
	(1,329)	(2,161)	Leases and/or rights to use space
Total subsidiaries	(344,780)	(50,034)
Others associates and joint ventures	5,505	4,403	Leases and/or rights to use space
	2,773	993	Fees
	190	48	Financial operations
Total others associates and joint ventures	8,468	5,444
Senior Managment	(4,770)	(3,320)	Fees
Directores	(41,793)	(37,818)	Fees
Total Directors	(46,563)	(41,138)
Banco de Crédito y Securitización	6,161	3,122	Leases and/or rights to use space
Otras	2,779	2,021	Leases and/or rights to use space
	(1,331)	(1,607)	Fees
Total others	7,609	3,536
Total	(161,828)	(103,364)

The following is a summary of the transactions with related parties:

Related parties	09.30.18	09.30.17	Description of transaction
Quality Invest S.A.	8,250	7,500	Irrevocable contributions granted
Shopping Neuquen S.A.	-	15,700	Irrevocable contributions granted
Centro de Entretenimientos La Plata S.A.	20	-	Irrevocable contributions granted
Total irrevocable contributions grated	8,270	23,200
Centro de Entretenimientos La Plata S.A.	6,564	-	Share sale
Total share sale	6,564	-
La Malteria	95	-	Share purchase
Total share purchase	95	-

23.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 16 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 19 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

24.
Foreign currency assets and liabilities
Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.18	Amount (2)	Exchange rate (3)	06.30.18
ASSETS
Trade and other receivables
US Dollar	6,673	41.05	273,907	5,929	28.75	170,462
Euro	70	47.62	3,344	70	33.54	2,355
Trade and other receivables with related parties
US Dollar	8,372	41.25	345,360	5,818	28.85	167,850
Total trade and other receivables			622,611			340,667
Investments in financial assets
US Dollar	71,145	41.05	2,920,502	88,108	28.75	2,533,105
Investment in financial assets with related parties
US Dollar	22,423	41.05	920,448	6,319	28.75	181,659
Total investments in financial assets			3,840,950			2,714,764
Cash and cash equivalents
US Dollar	79,923	41.05	3,280,826	77,611	28.75	2,231,305
Pound	1	47.62	54	-	-	-
Euro	2	53.49	81	-	-	-
Total cash and cash equivalents			3,280,961			2,231,305
Total Assets			7,744,522			5,286,736
Liabilities
Trade and other payables
US Dollar	2,624	41.25	108,258	3,914	28.85	112,913
Trade and other payables with related parties
US Dollar	45	41.25	1,856	45	28.85	1,298
Total trade and other payables			110,114			114,211
Borrowings
US Dollar	498,436	41.25	20,560,497	506,215	28.85	14,604,311
Borrowings from related parties
US Dollar	28,238	41.25	1,164,815	27,919	28.85	805,465
Total borrowings			21,725,312			15,409,776
Total Liabilities			21,835,426			15,523,987

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of September 30, 2018 and June 30, 2018, respectively according to Banco Nación Argentina

25.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629/14 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Sujeto encargado del depósito	Domicilio de ubicación
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45

(i)
On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these financial statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES are available at the registered office. (2013 as amended)

26.
Subsequents events

See Note 26 to the unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
		09.30.18	Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	264,237	-	4,266	1,317,393	174,426	111,038	110,287	1,055,262	108	32,963	108	3,070,088
	Total	264,237	-	4,266	1,317,393	174,426	111,038	110,287	1,055,262	108	32,963	108	3,070,088
Liabilities	Trade and other payables	61,514	-	-	991,100	125,661	100,643	83,984	113,029	74,935	71,366	113,131	1,735,363
	Borrowings	1,164,815	-	-	18,034	27,583	6,825	2,318	5,771,284	623	-	14,670,724	21,662,206
	Deferred income tax liabilities	-	-	9,932,130	-	-	-	-	-	-	-	-	9,932,130
	Income tax to pay	-	-	-	2,643	-	-	-	-	-	-	-	2,643
	Payroll and social security liabilities	-	-	-	56,592	-	-	20,731	-	-	-	-	77,323
	Provisions	-	20,405	19,844	-	-	-	-	-	-	-	-	40,249
	Total	1,226,329	20,405	9,951,974	1,068,369	153,244	107,468	107,033	5,884,313	75,558	71,366	14,783,855	33,449,914

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
	Items	Local	Foreign		Local	Foreign		Local	Foreign
		Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	1,535,712	441,669	1,977,381	911,765	180,942	1,092,707	2,447,477	622,611	3,070,088
	Total	1,535,712	441,669	1,977,381	911,765	180,942	1,092,707	2,447,477	622,611	3,070,088
Liabilities	Trade and other payables	1,258,704	104,198	1,362,902	366,545	5,916	372,461	1,625,249	110,114	1,735,363
	Borrowings	5,981	1,213,594	1,219,575	(69,087)	20,511,718	20,442,631	(63,106)	21,725,312	21,662,206
	Deferred income tax liabilities	-	-	-	9,932,130	-	9,932,130	9,932,130	-	9,932,130
	Income tax to pay	2,643	-	2,643	-	-	-	2,643	-	2,643
	Payroll and social security liabilities	77,323	-	77,323	-	-	-	77,323	-	77,323
	Provisions	20,405	-	20,405	19,844	-	19,844	40,249	-	40,249
	Total	1,365,056	1,317,792	2,682,848	10,249,432	20,517,634	30,767,066	11,614,488	21,835,426	33,449,914

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

As of September 30, 2018, there are not receivables and liabilities subject to adjustment clause.

4.c.
        Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current				Accruing interest		Non- Accruing
		Accruing interest				Accruing interest		Non-Accruing interest	Subtotal				Total
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate			Fixed rate	Floating rate	interest
Receivables	Trade and other receivables	-	147	1,977,234	1,977,381	-	16,343	1,076,364	1,092,707	-	16,490	3,053,598	3,070,088
	Total	-	147	1,977,234	1,977,381	-	16,343	1,076,364	1,092,707	-	16,490	3,053,598	3,070,088
	Trade and other payables	17,971	-	1,344,931	1,362,902	7,746	-	364,715	372,461	25,717	-	1,709,646	1,735,363
	Borrowings	1,130,054	10,602	78,919	1,219,575	20,434,209	8,422	-	20,442,631	21,564,263	19,024	78,919	21,662,206
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	9,932,130	9,932,130	-	-	9,932,130	9,932,130
	Income tax to pay	2,643	-	-	2,643	-	-	-	-	2,643	-	-	2,643
	Payroll and social security liabilities	-	-	77,323	77,323	-	-	-	-	-	-	77,323	77,323
	Provisions	-	-	20,405	20,405	-	-	19,844	19,844	-	-	40,249	40,249
	Total	1,150,668	10,602	1,521,578	2,682,848	20,441,955	8,422	10,316,689	30,767,066	21,592,623	19,024	11,838,267	33,449,914

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 22.

6.
Borrowings to directors.

See Note 22.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

9.
Appraisal revaluation of fixed assets

None.

10.
Obsolete unused fixed assets

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

13.
Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	180,178	7,892,339	Fire, all risk and loss of profit
Alto Palermo	82,503	7,787,420	Fire, all risk and loss of profit
Mendoza Plaza	114,968	1,941,531	Fire, all risk and loss of profit
Paseo Alcorta	90,648	3,567,729	Fire, all risk and loss of profit
Alto Avellaneda	91,673	4,970,818	Fire, all risk and loss of profit
Alto Rosario	81,038	3,666,835	Fire, all risk and loss of profit
Patio Bullrich	48,196	2,052,922	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	49,856	1,208,289	Fire, all risk and loss of profit
Alto Noa	42,297	1,178,382	Fire, all risk and loss of profit
Soleil Premium Outlet	34,568	1,603,222	Fire, all risk and loss of profit
República building	59,100	3,819,523	Fire, all risk and loss of profit
Intercontinental building	8,357	281,298	Fire, all risk and loss of profit
Bouchard 710	44,373	2,691,123	Fire, all risk and loss of profit
Suipacha 664	21,894	662,612	Fire, all risk and loss of profit
Della Paolera 265	105,400	2,871,700	Fire, all risk and loss of profit
Alto Comahue	52,532	946,067	Fire, all risk and loss of profit
Distrito Arcos	55,030	1,153,776	Fire, all risk and loss of profit
Buenos Aires Design	33,155	1,520	Fire, all risk and loss of profit
Dot Baires Shopping	197,861	5,003,442	Fire, all risk and loss of profit
Edificio Dot	27,956	1,864,735	Fire, all risk and loss of profit
Building annexed to DOT	10,737	1,569,863	Fire, all risk and loss of profit
Philips building	14,210	1,158,499	Fire, all risk and loss of profit
Anchorena 665	4,560	68,004	Fire, all risk and loss of profit
Caballito warehouse	2,528	537,471	Fire, all risk and loss of profit
Zelaya 3102	1,151	20,783	Fire, all risk and loss of profit
Anchorena 545 (Chanta IV)	762	162,559	Fire, all risk and loss of profit
SUBTOTAL	1,455,531	58,682,462
Unique policy	91,839		Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares

None.

18.
Restrictions on distributions of profits.

See Note 16 to the unaudited condensed consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City of Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. (hereinafter referred to as “the Company”) which include the unaudited condensed interim separate statement of financial position as of September 30, 2018, and the unaudited condensed interim separate statement of comprehensive income for the three-month period ended September 30, 2018, the unaudited condensed interim separate statement of changes in shareholders’ equity and the unaudited condensed interim separate statement of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be read in conjunction with those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based on the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim separate financial statements, with the only exception of the application of International Accounting Standard No 29 (IAS 29), which was excluded from the accounting framework of the CNV.

  Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the accounting framework established by the CNV.

Emphasis of Matter

Difference between the accounting framework of the CNV and IFRS

Without qualifying our conclusion, we draw attention to Note 2.1 to the accompanying unaudited condensed interim separate financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and IFRS, considering that the application of IAS 29 was excluded by the CNV from its accounting framework.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Propiedades Comerciales S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

  Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

b)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2018, the debt of IRSA Propiedades Comerciales S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps.12,151,124.63 , which was not due at that date.

Autonomous City of Buenos Aires, November 6, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. T° 340 F° 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Roberto Daniel Murmis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 113 F° 195

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

I. Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	IQ 19	IQ 18	YoY Var
Income from sales, leases and services(1)	1,259.9	987.1	27.6%
Net gain from fair value adjustment on investment properties	12,431.6	2,323.4	435.1%
Profit from operations	13,262.0	3,069.1	332.1%
Depreciation and amortization	14.2	10.1	40.6%
Consolidated EBITDA(2)	10,294.3	3,034.7	239.2%
Consolidated Adjusted EBITDA(2)	844.6	755.8	11.7%
Consolidated NOI(3)	1020.8	839.4	21.6%
Profit for the period	7,795.4	1,934.7	302.9%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation

The Company’s income grew by 27.6% in the three-month period of fiscal year 2019 as compared to the same period of 2018, and Adjusted EBITDA grew a 11.7% mainly due to shopping malls segment, which grew 10.3%, reaching ARS 714.9 million, while Adjusted EBITDA of the offices segment reached ARS 156.7 million, increasing 67.6% compared to the same period of 2018

Profit for the period under review reached ARS 7,795 million, 302.9% higher than in the first quarter of 2018, mainly explained by a higher change in the fair value of investment properties that offset the net financial losses generated by the effect of the exchange rate depreciation in Argentina.

II. Shopping Malls

During the three-month period of fiscal year 2019, our tenants’ sales reached ARS 12,133 million, 24.1% higher than in the same period of 2017. Our portfolio’s leasable area totaled 345,929 sqm during the quarter, increasing by approximately 2,000 sqm mainly due to the opening of the cinema theatres in Alto Comahue shopping. The occupancy rate was around 98.7%, reflecting the quality of our portfolio.

Shopping Malls’ Financial Indicators

(in ARS million)	IQ 19	IQ 18	YoY Var
Income from sales, leases and services	1,038.8	849.6	22.3%
Net gain from fair value adjustment on investment properties	3,693.7	2,044.0	80.7%
Profit from operations	4,397.4	2,685.7	63.7%
Depreciation and amortization	11.2	6.7	67.2%
EBITDA(1)	4,408.6	2,692.4	63.7%
Adjusted EBITDA(1)	714.9	648.4	10.3%
NOI(2)	857.9	723.0	18.7%
Average Exchange rate (ARS)	32.10	17.28	85.8%

(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

Shopping Malls’ Operating Indicators

	IQ 19	IVQ 18	IIIQ 18	IIQ 18	IQ 18
Gross leasable area (sqm)	345,929	344,025	343,023	340,111	339,080
Tenants’ sales (3 month cumulative)	12,133	11,971	9,358	12,031	9,778
Occupancy	98.7%	98.5%	98.6%	99.1%	98.8%

Revenues from this segment grew 22.3% during the three-month period, while Adjusted EBITDA reached ARS 714.9 million (+10.3% compared to the same period of 2018) and EBITDA margin, excluding income from expenses and collective promotion fund, was 68.82%. This is because tenants’ sales and our revenues have grown below the inflation of the quarter, that has accelerated after the exchange rate depreciation, while cost, administrative and selling expenses, grew in line with inflation.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leaseable Area (sqm)(1)	Stores	Occupancy (2)	IRSA PC Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,636	137	99.5%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,796	171	99.5%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,033	132	99.0%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,803	115	98.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	98.8%	100%
Buenos Aires Design	Nov-97	City of Buenos Aires	13,735	62	90.4%	53.70%
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	157	100.0%	80%
Soleil	Jul-10	Province of Buenos Aires	15,211	80	99.8%	100%
Distrito Arcos (5)	Dec-14	City of Buenos Aires	14,169	68	100.0%	90.00%
Alto Noa Shopping	Mar-95	Salta	19,045	87	96.4%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,358	140	99.3%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	141	99.4%	100%
Córdoba Shopping	Dec-06	Córdoba	15,276	105	99.1%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	96.6%	50%
Alto Comahue (6)	Mar-15	Neuquén	11,666	100	97.0%	99.10%
Patio Olmos(7)	Sep-15	Córdoba
Total			345,929	1,649	98.7%

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) Opening December 18, 2014.
(6) Opening March 17, 2015.
(7) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

Cumulative tenants’ sales as of September 30

(per Shopping Mall, in ARS million)	IQ 19	IQ 18	YoY Var
Alto Palermo	1,450.9	1,129.9	28.4%
Abasto Shopping	1,644.3	1,317.4	24.8%
Alto Avellaneda	1,452.9	1,215.4	19.5%
Alcorta Shopping	799.3	602.8	32.6%
Patio Bullrich	483.6	335.6	44.1%
Buenos Aires Design	179.8	170.3	5.6%
Dot Baires Shopping	1,254.5	1,019.1	23.1%
Soleil	629.3	531.2	18.5%
Distrito Arcos	566.9	439.7	28.9%
Alto Noa Shopping	534.3	445.2	20.0%
Alto Rosario Shopping	1,170.1	918.5	27.4%
Mendoza Plaza Shopping	946.8	796.5	18.9%
Córdoba Shopping	379.1	321.6	17.9%
La Ribera Shopping(1)	280.0	246.0	13.8%
Alto Comahue	361.6	288.5	25.3%
Total	12,133.4	9,777.7	24.1%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of September 30

(per Type of Business, in ARS million)	IQ 19	IQ 18	YoY Var
Anchor Store	644.1	540.7	19.1%
Clothes and Footwear	6,424.2	4,985.5	28.9%
Entertainment	478.2	415.7	15.0%
Home	325.0	277.5	17.1%
Restaurant	1,472.1	1,203.6	22.3%
Miscellaneous	1,514.1	1,106.5	36.8%
Services	165.4	112.1	47.5%
Electronic appliances	1,110.3	1,136.1	-2.3%
Total	12,133.4	9,777.7	24.1%

Revenues from cumulative leases as of September 30

(in ARS million)	IQ 19	IQ 18	YoY Var
Base Rent(1)	585.7	470.3	24.5%
Percentage Rent	218.8	170.9	28.0%
Total Rent	804.5	641.2	25.5%
Revenues from non-traditional advertising	26.0	16.8	54.8%
Admission rights	94.7	73.3	29.2%
Fees	14.3	13.6	5.1%
Parking	70.7	60.0	17.8%
Commissions	22.1	42.0	-47.4%
Others	6.3	2.6	142.3%
Revenues before Expenses and Collective Promotion Fund	1,038.7	849.6	22.3%
Expenses and Collective Promotion Fund	430.2	383.1	12.3%
Total(2)	1,468.9	1,232.7	19.2%
(1)
Includes Revenues from stands for ARS 72.3 million cum Sep, 18
(2)
Does not include Patio Olmos.

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces stood at USD 5,000 per square meter while rental prices increased slightly as compared to the previous year, averaging USD 32 per square meter for the A+ segment, and vacancy increased lightly to 4.44% as of September 2018.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Gross leasable area was 83,213 sqm as of the first three-month period of fiscal year 2019, lower than the one recorded in the same period of the previous fiscal year, mainly due to the sale of one floor of approximately 900 sqm of the Intercontinental Plaza building.

Portfolio average occupancy diminished at 93.4% regarding the same period of previous fiscal year, mainly due to the takeover in January 2018 of the total sqm in Philips Building, that has 69,8% occupancy during the quarter, although it has increased compared to the last quarter due to the occupation of one floor of Boston Tower. The average rental price slightly decrease at USD 25.7 per sqm.

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

(In millions of Ps.)	IQ 19	IQ 18	YoY Var
Revenues from sales, leases and services	201.8	114.3	76.6%
Net gain from fair value adjustment on investment properties	8,268.7	271.5	2,945.6%
Profit from operations	8,423.0	363.3	2,218.5%
Depreciation and amortization	2.3	1.7	35.3%
EBITDA(1)	8,425.3	365.1	2,207.7%
Adjusted EBITDA (1)	156.7	93.5	67.6%
NOI(2)	179.2	101.7	76.2%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Offices’ Operating Indicators

	IQ 19	IVQ 18	IIIQ 18	IIQ 18	IQ 18
Leasable area	83,213	83,213	84,362	84,362	84,362
Occupancy	93.4%	92.3%	91.0%	93.6%	96.7%
Rent ARS/sqm	1,061	755	533	497	456
Rent USD/sqm	25.7	26.1	26.5	26.5	26.3

During the three-month period of fiscal year 2019, revenues from the offices segment increased 76.6% as compared to the same period of 2018, mainly driven by the effect of the exchange rate depreciation in Argentina in our contracts denominated in dollars. Adjusted EBITDA from this segment grew 67.6% during the first quarter of 2019 compared to the same period of the previous year. EBITDA margin was 77,6%,

Below is information on our office segment and other rental properties as of September 30, 2018.

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Rate(2)	IRSA PC’s Effective Interest

Offices
Edificio República	12/22/2014	19,885	98.4%	100%
Torre Bankboston	12/22/2014	14,873	91.6%	100%
Intercontinental Plaza	12/22/2014	2,979	100.0%	100%
Bouchard 710	12/22/2014	15,014	100.0%	100%
Suipacha 652/64	12/22/2014	11,465	86.2%	100%
Dot Building	11/28/2006	11,242	100.0%	80%
Philips	06/05/2017	7,755	69.8%	100%
Subtotal Offices		83,213	93.4%	N/A

Other Properties
Nobleza Piccardo(3)	05/31/2011	109,610	78.0%	50%
Other Properties(4)	N/A	7,941	N/A	N/A
Subtotal Other Properties		117,551	N/A	N/A

Total Offices and Others		200,764	N/A	N/A
(1) Corresponds to the total leaseable surface area of each property as of September 30, 2018. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of September 30, 2018.
(3) Through Quality Invest S.A.
(4) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot of land.

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through the indirect stake in La Rural S.A. and La Arena S.A and the interest held in Tarshop and Avenida Inc.

	Sales and Developments			Others
in ARS Million	3M 19	3M 18	YoY Var	3M 19	3M 18	YoY Var
Revenues	14.9	33.4	-55.4%	16.1	-	-
Net gain from fair value adjustment on investment properties	1,134.3	47.4	2,293.0%	32.8	-	-
Profit from operations	1,129.6	64.7	1,645.9%	26.3	6.3	317.5%
Depreciation and amortization	0.4	0.3	33.3%		-	-
EBITDA(1)	1,130.0	64.9	1,641.1%	26.3	6.3	3,171.5%
Adjusted EBITDA(1)	-4.3	17.6	-124.4%	-6.5	6.3	-203.2%
NOI(2)	8.2	25.5	-67.8%	-6.4	-0.1	6,300.0%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from Sales and Developments segment decreased by 55.4% in the first quarter of fiscal year 2019 compared to the same period of previous year because during the quarter there were sold only two garages of Astor Beruti garages for ARS 1.4 million while during the same quarter of the previous year there were sold appartments and parking units of Astor Beruti for a greater amount. Adjusted EBITDA for the Sales and Developments segment was negative ARS 4.3 million during the first quarter of fiscal year 2019.

Revenue from the Other segment includes revenues from La Rural and La Arena. Adjusted EBITDA of Others segment was negative at ARS 6.5 million during the first quarter of 2019, mainly due to higher administrative expenses.

V. CAPEX

	Developments
	Shopping Malls: Expansions			Offices: New
	Alto Palermo	Alto Rosario	Mendoza Plaza(Sodimac & Falabella)	Polo Dot(1st stage)	Catalinas(2)

Start of works	FY2019	FY2018	FY2018	FY2017	FY2017
Estimated opening date	FY2020	FY2019	FY2019/20	FY2019	FY2020
GLA (sqm)	3,900	2,000	12,800	32,000	16,000
% held by IRSA Propiedades Comerciales	100%	100%	100%	80%	45%
Investment amount (million)	USD 28	USD 3.0	USD 13.7	~ARS 1,000	~ARS 720
Work progress (%)	0%	0%	0% - 90%(1)	91%	22%
Estimated stabilized EBITDA (USD million)	USD 4.5	USD 0.4	USD 1.3	USD 8-10	USD 6-8
(1)
Falabella’s work progress.
(2)
Does not include the purchase made after the end of the period.

Shopping Mall Expansions

During fiscal year 2019, we will add approximately 15,000 sqm from current malls’ expansions. We recently opened 6 movie theatres in Alto Comahue of 2,200 sqm, an we will soon add an approximately 12,800 sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

In September 2018, we launched the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

First Stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in 4 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we are developing an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for the total surface. The total estimated investment amounts to ARS 1,000 million and as of September 30, 2018, degree of progress was 91%.

Catalinas building

The building to be constructed will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. As of September 30,2018, the Company owned 16,000 square meters consisting of 14 floors and 142 parking spaces in the building under construction. The total estimated investment under IRSA Commercial Properties as of September 30, 2018 amounts to ARS 720 million and, work progress was 22%.

On November 1, 2018, after the end of the period, the Board of Directors approved the acquisition of 14,213 GLA sqm of the Catalinas building from the parent company (IRSA). The price of the transaction was established at a fixed amount of approximately USD 60.3 million equivalent to USD 4,200 / sqm.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the three-month period ended September 30, 2018

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	1,272	467	-12	1,727
Costs	-133	-481	6	-608
Gross profit	1,139	-14	-6	1,119
Net income from changes in the fair value of investment property	13,129	-	-698	12,432
General and administrative expenses	-152	-	1	-151
Selling expenses	-113	-	1	-112
Other operating results, net	-26	-	1	-25
Profit from operations	13,976	-14	-701	13,262
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

VII. Consolidated Financial Debt

As of September 30, 2018, IRSA Propiedades Comerciales S.A. had a net debt of USD 264.8 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

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IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

Description	Currency	Amount (US$ MM)(1)	Interest Rate	Maturity
Bank overdrafts	ARS	0.3	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV	USD	140.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		535.3
Cash & Cash Equivalents + Investments (2)		270.5
Consolidated Net Debt		264,8
(1)
Principal amount at an exchange rate of ARS 41.25, without considering accrued interest or eliminations of balances with subsidiaries. Includes joint ventures.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and our holding in TGLT's convertible Notes.

On February 16, 2018, Panamerican Mall SA, controlled 80% by IRSA Propiedades Comerciales SA and owner of Dot Baires Shopping, the Dot building and neighboring reserves in the Polo Dot commercial complex, took out a loan with a non-related banking entity, for the sum of USD 35.0 million at 5.2365% due 2023. The funds will be used mainly for the completion of the construction work of the Polo Dot 1º stage office building.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in common share for the fiscal years mentioned. Amounts in Pesos are stated in historical Pesos as of their respective payment dates.

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(*)
2018	680,000,000	-	5.3962
2019	545,000,000	-	4.3249
(*) In FY 17 the face value of IRCP’s shares was changed from $0.10 to $1 per share.

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IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

On October 29, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales resolved that it will make available to its shareholders, effective on November 9, 2018 (the “Availability Date”), a cash dividend in an amount of ARS 545,000,000 (Argentine legal tender) equivalent to 432.4915% of the stock capital, an amount per share of ARS 4,3249 ($1 par value) and an amount per ADR of ARS 17,2997 (Argentine Pesos per ADR) to be charged against the fiscal year ended June 30, 2018, payable to all shareholders registered as such as of November 8, 2018, in accordance with the register held by Caja de Valores S.A.

X. Material and Subsequent Events

July 2018: Acquisition of property Malteria Hudson

In July 2018 the company informed that it has acquired for its subsidiary “La Maltería S.A.”, which is directly or indirectly controlled by the company in a 100%, a property of 147,895 sqm of surface and approximately 40,000 sqm of built surface known as “Maltería Hudson”, located in the intersection between Route 2 and Buenos Aires - La Plata highway, main connection route to the south of Greater Buenos Aires and the Atlantic Coast, in the City of Hudson, province of Buenos Aires.

The price of the operation was set at the amount of USD 7.0 million, which have been fully paid.

Moreover, there are two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, with the sign of the deed pending for a total amount of USD 720,825, of which 10% has already been paid and the balance will be paid at the time of signing the deed.

It should be mentioned that the company has signed an option with a non-related third party to sell between 15% to 30% of the shares of “La Maltería S.A.” at the acquisition price plus a certain interest for a 6-month period.

The purpose of this acquisition is the future development of a mixed-use project, with a total constructive capacity of approximately 177.000 sqm, given that the property has location and scale characteristics for a real estate development with great potential.

October 2018: General Ordinary and Extraordinary Shareholders’ Meeting

On October 29, 2018, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters, inter alia, were resolved by majority of votes:

●
Distribution of ARS 545 million as cash dividends.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2018

●
Delegation in the Board of Directors of the faculty to renew terms and conditions of the notes of the Global Programme of Notes for up to USD 600 million.

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IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2018	09.30.2017
Non-current assets	70,596	40,548
Current assets	13,277	7,264
Total assets	83,872	47,811
Capital and reserves attributable to the equity holders of the parent	43,633	24,026
Non-controlling interest	2,106	925
Total shareholders’ equity	45,740	24,951
Non-current liabilities	35,982	21,258
Current liabilities	2,151	1,602
Total liabilities	38,133	22,860
Total liabilities and shareholders’ equity	83,872	47,811

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	09.30.2018	09.30.2017
Profit from operations	13,262	3,069
Share of profit of associates and joint ventures	533	43
Profit from operations before financing and taxation	13,795	3,112
Financial income	856	72
Financial cost	-7,543	-487
Other financial results	2,659	199
Financial results, net	-4,028	-217
Profit before income tax	9,766	2,895
Income tax	-1,971	-960
Profit for the period	7,795	1,935
Total comprehensive income for the period	7,795	1,935

Attributable to:
Equity holders of the parent	7,087	1,881
Non-controlling interest	708	54

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2018	09.30.2017
Net cash generated from operating activities	1,260	817
Net cash generated from / (used in) investing activities	832	-1,085
Net cash (used in) / generated from financing activities	-471	2,078
Net increase in cash and cash equivalents	1,621	1,810
Cash and cash equivalents at beginning of year	3,643	1,808
Foreign exchange gain on cash and fair value results of cash equivalent	509	4
Cash and cash equivalents at period-end	5,773	3,622

XIII.
Comparative Ratios

(in ARS million)	09.30.2018		09.30.2017
Liquidity
CURRENT ASSETS	13,277	6.17	7,264	4.53
CURRENT LIABILITIES	2,151		1,602
Indebtedness
TOTAL LIABILITIES	38,133	0.87	22,860	0.95
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	43,633		24,026
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	43,633	1.14	24,026	1.05
TOTAL LIABILITIES	38,133		22,860
Capital Assets
NON-CURRENT ASSETS	70,596	0.84	40,548	0.85
TOTAL ASSETS	83,872		47,811

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2018	2017
Profit for the period	7,795	1,935
Interest income	-72	-28
Interest expense	586	162
Capitalized financial costs	-	-4
Income tax expense	1,971	960
Depreciation and amortization	14	10
EBITDA (unaudited)	10,294	3,035
Unrealized gain from fair value of investment properties	-12,432	-2,323
Share of profit of associates and joint ventures	-533	-43
Foreign exchange differences, net	6,140	258
(Gain) from derivative financial instruments	-218	2
Fair value gains of financial assets and liabilities at fair value through profit or loss	-2,441	-201
Other financial costs	34	28
Adjusted EBITDA (unaudited)	844	756
Adjusted EBITDA Margin (unaudited)(1)	66.98%	76.60%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

For the three-month period ended September 30 (in ARS million)
	2018	2017
Gross profit	1,119	887
Selling expenses	-112	-58
Depreciation and amortization	14	10
NOI (Unaudited)	1,021	839

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus (iii) total financial results, net excluding Financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, Other financial results net), plus (iv) deferred income tax and minus (v) non-controlling interest net from fair value.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2018	2017
Total profit for the period	7,795	1,935
Net gain from fair value adjustments of investment properties	-12,432	-2,323
Depreciation and amortization	14	10
Foreign exchange differences, net	6,140	258
Gain from derivative financial instruments	-218	2
Fair value gains of financial assets and liabilities at fair value through profit or loss	-2,441	-201
Other financial costs	34	28
Deferred income tax	1,958	872
Non-controlling interest	-21	-20
Adjusted FFO (Unaudited)	829	561

12

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2018

XVII. Brief comment on prospects for the fiscal year

During the period in question, we evidenced a deceleration in consumption in our shopping malls, whose sales grew in the quarter below inflation, which has accelerated in recent months, after the exchange rate depreciation in Argentina. Year 2019 will be a challenge for the consumption in our shopping malls given the context of economic recession and high inflation. Our office business continues solid with dollar tied revenues that allows us to partially offset the effect of the devaluation.

Regarding investments, during the current fiscal year, we plan to incorporate approximately 15.000 sqm of the expansion works in progress of some of our shopping malls. Also, we will put into operation the office building "Polo Dot", of 32,000 sqm of GLA, located in the commercial complex adjacent to our shopping Dot Baires, which is already leased in its entirety to high-level tenants as the e-commerce company "Mercado Libre" and the retailer "Falabella". Likewise, the expansion work of Alto Palermo Shopping on the adjacent property's land, the most profitable shopping center in the portfolio, has been launched.

Additionally, we will advance in the development of 35,468 sqm of GLA of the "Catalinas" building located in one of the most premium areas for the development of offices in Argentina, of which IRSA CP owned 16,012 sqm and acquired, after the end of the quarter, 14,213 sqm additional to its controlling company IRSA.

In addition to the projects in progress, the company has a large reserve of land for future developments of shopping malls and offices in Argentina in a context of a high potential industry. We hope to have the economic, financial and governmental conditions to be able to execute our growth plan.

We expect that during 2019 IRSA Propiedades Comerciales will continue to consolidate its position as the leading commercial real estate company in Argentina. With approximately 500,000 sqm of gross leasable area distributed among the best shopping malls and offices in the country, as well as current projects under development (Polo Dot and Catalinas), a potential to almost double the portfolio in existing land reserves, a low level of indebtedness and a great track record in accessing the capital market, we believe that we have a solid position to capitalize on the various opportunities that may arise in the future in our country.

Eduardo S. Elsztain

Chairman

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